UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

TubeMogul, Inc.

(Name of Subject Company)

TubeMogul, Inc.

(Name of Person(s) Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

898570106

(CUSIP Number of Class of Securities)

Brett Wilson

President and Chief Executive Officer

TubeMogul, Inc.

1250 53rd Street, Suite 2

Emeryville, California 94608

(510) 653-0126

(Name, address and telephone number of person authorized

to receive notice and communications on behalf of the persons filing statement)

With copies to:

Peter M. Astiz, Esq. Brandee Fernandez, Esq. DLA Piper LLP (US) 2000 University Ave East Palo Alto, California 94303 (650) 833-2000	Eric Deeds, Esq. General Counsel TubeMogul, Inc. 1250 53rd Street, Suite 2 Emeryville, California 94608 (510) 653-0126

☐	Check the box below if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information

Name and Address

The name of the subject company is TubeMogul, Inc., a Delaware corporation (“TubeMogul”). The address of TubeMogul’s principal executive office is 1250 53rd Street, Suite 2, Emeryville, California 94608. The telephone number of TubeMogul’s principal executive office is (510) 653-0126.

Securities

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with the exhibits and annexes hereto, as it may be amended or supplemented, this “Schedule 14D-9”) relates is TubeMogul’s common stock, par value $0.001 per share. As of November 9, 2016, there were 36,787,559 shares of TubeMogul common stock issued and outstanding.

Item 2.	Identity and Background of Filing Person

Name and Address

The name, business address and business telephone number of TubeMogul, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address,” which information is incorporated herein by reference. TubeMogul’s website address is www.tubemogul.com. The information on TubeMogul’s website is not considered a part of this Schedule 14D-9.

Tender Offer

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Tiger Acquisition Corporation, a Delaware corporation (“Purchaser”) and a subsidiary of Adobe Systems Incorporated, a Delaware corporation (“Adobe”), to purchase all of the issued and outstanding shares of TubeMogul’s common stock (the “Shares” and each, a “Share”) at a purchase price equal to $14.00 per Share (the “Offer Price”), net to the seller in cash, without interest and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 18, 2016 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and form of Letter of Transmittal are being mailed with this Schedule 14D-9 and are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of November 10, 2016 (as it may be amended from time to time, the “Merger Agreement”), by and among TubeMogul, Adobe and Purchaser. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference. The Merger Agreement is summarized in Section 11, captioned “The Merger Agreement; Other Agreements,” of the Offer to Purchase. The Merger Agreement provides, among other things, that upon its terms and subject to the conditions set forth therein and pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), on the same day the Purchaser consummates the Offer, after satisfaction or, to the extent permitted by the Merger Agreement, waiver of all conditions to the Merger (and, in any event, by the first business day on which the condition set forth in Section 7.1 of the Merger Agreement is satisfied), Purchaser will merge with and into TubeMogul (the “Merger” and together with the Offer and the other transactions contemplated by the Merger Agreement, the “Transactions”), with TubeMogul continuing as the surviving corporation (the “Surviving Corporation”). Because the Merger will be effected under 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. TubeMogul does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), each Share (other than (i) Shares held in the treasury of

TubeMogul and Shares owned by Purchaser, Adobe or any wholly owned subsidiary of Adobe or of TubeMogul immediately prior to the Effective Time, or (ii) Shares held by any stockholder that is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL and who, as of the Effective Time, has neither effectively withdrawn nor lost such stockholder’s rights to such appraisal and payment under the DGCL with respect to such Shares) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest thereon and subject to any required tax withholding (the “Merger Consideration”). Under no circumstances will interest be paid on the purchase price for the Shares, regardless of any extension of the Offer or any delay in making payment for the Shares. As a result of the Merger, the Shares will cease to be publicly held and TubeMogul will become a subsidiary of Adobe.

Purchaser commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on November 18, 2016. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire one minute following 11:59 p.m., Eastern Time, on Friday, December 16, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following commencement of the Offer (the “Expiration Date”).

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

Purchaser is a Delaware corporation and a subsidiary of Adobe, and was formed solely for the purpose of facilitating an acquisition by Adobe. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. According to the Offer to Purchase, the principal executive offices of Adobe and Purchaser are located at 345 Park Avenue, San Jose, California 95110-2704, and the telephone number of Adobe and Purchaser is (408) 536-6000.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of TubeMogul, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between TubeMogul or its affiliates, on the one hand, and (1) its executive officers, directors or affiliates or (2) Adobe or Purchaser or their respective executive officers, directors or affiliates, on the other hand.

Arrangements between TubeMogul, Adobe and Purchaser

Merger Agreement

The Merger Agreement governs the contractual rights among TubeMogul, Adobe and Purchaser in relation to the Offer, the Merger and the other Transactions. The Merger Agreement is not intended to provide any other factual information about TubeMogul, Adobe or Purchaser. The Merger Agreement has been filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference to provide TubeMogul’s stockholders with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about TubeMogul, Adobe or Purchaser found in TubeMogul’s or Adobe’s public reports filed with the SEC. In particular, the assertions embodied in the representations, warranties and covenants contained in the Merger Agreement (1) were made only for purposes of the Merger Agreement and as of the dates specified therein; (2) were solely for the benefit of the parties to the Merger Agreement; and (3) are subject to limitations agreed upon by the parties to the Merger Agreement, including being qualified by confidential disclosure schedules provided by TubeMogul to Adobe and Purchaser in connection with the execution and delivery of the Merger Agreement. These disclosure schedules contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the Merger Agreement.

Moreover, the representations and warranties in the Merger Agreement are the product of negotiations among TubeMogul, Adobe and Purchaser. Certain representations and warranties in the Merger Agreement have been made for the purposes of allocating risk among the parties to the Merger Agreement instead of establishing matters of fact. Accordingly, the representations and warranties in the Merger Agreement may not constitute the actual state of facts about TubeMogul, Adobe or Purchaser. The representations and warranties set forth in the Merger Agreement may also be subject to a contractual standard of materiality or material adverse effect different from that generally applicable under federal securities laws. Investors are not third party beneficiaries under the Merger Agreement and should not rely on the representations, warranties or covenants, or any descriptions thereof, as characterizations of the actual state of facts or the actual condition of TubeMogul, Adobe or Purchaser or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of such representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

A summary of the Merger Agreement is contained in Section 11 of the Offer to Purchase, which summary is incorporated herein by reference, but is qualified in its entirety by reference to the Merger Agreement, which is the actual legal document governing the Merger and the parties’ respective rights and obligations with respect thereto. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Nondisclosure Agreement

Adobe and TubeMogul entered into a Master Agreement for Disclosure of Information on October 19, 2016 (the “Nondisclosure Agreement”). Under the Nondisclosure Agreement, Adobe and TubeMogul agreed, subject to certain exceptions, that certain non-public information each may make available to the other will not be disclosed for any purpose other than the possible acquisition transaction involving Adobe and TubeMogul. Adobe and TubeMogul also agreed to certain “standstill” provisions, which will remain in effect until the earlier of October 19, 2017 or the consummation of the Merger or other significant event by the disclosing party.

This summary and description of the Nondisclosure Agreement is qualified in its entirety by reference to the Nondisclosure Agreement, which is filed as Exhibit (d)(3) to the Schedule TO, and is incorporated herein by reference.

Exclusivity Agreement

Adobe and TubeMogul entered into an Exclusivity Agreement on November 4, 2016 (the “Exclusivity Agreement”), whereby, TubeMogul agreed to provide Adobe with an opportunity to complete due diligence and to negotiate, consistent with the price and other material terms proposed by Adobe in its proposal letter, the proposed sale of all of the outstanding capital stock of TubeMogul to Adobe on an exclusive basis commencing on the date of the Exclusivity Agreement and ending on the earlier of (1) November 9, 2016 at 11:59 p.m. and (2) the time at which Adobe proposes a per-share purchase price for the sale of the outstanding capital stock of TubeMogul that is not 100% cash or that is less than $14.00. Pursuant to the terms of the Exclusivity Agreement, TubeMogul agreed that neither it nor any of its affiliates, officers, directors, employees or principal stockholders or any representative acting on their behalf would, among other things, directly or indirectly: (a) solicit, encourage, initiate, participate in any negotiations or discussions with respect to any offer or proposal to acquire all or any portion of TubeMogul’s business or properties or any of its capital stock, whether by merger, purchase of assets, license, tender offer or otherwise, or effect any such transaction; (b) disclose or provide any information not customarily disclosed to any person concerning TubeMogul’s business or properties or afford any person or entity access to its properties, books and records or employees, not customarily afforded such access; or (c) assist or cooperate with any person to make any proposal to purchase any TubeMogul capital stock or any portion of TubeMogul’s assets or enter into any agreement with any person providing for the acquisition of TubeMogul (whether by way of merger, purchase of assets, license, tender offer or otherwise).

This summary and description of the Exclusivity Agreement is qualified in its entirety by reference to the Exclusivity Agreement, which is filed as Exhibit (d)(4) to the Schedule TO, and is incorporated herein by reference.

Tender and Support Agreements

Concurrently with entering into the Merger Agreement, Adobe and Purchaser entered into Tender and Support Agreements, dated as of November 10, 2016 (the “Tender and Support Agreements”), with Ajay Chopra, Ashu Garg, Brett Wilson, David Toth, Eric Deeds, Jack Lazar, Keith Eadie, Russell Fradin, Trinity Ventures X, L.P., Trinity X Side-By-Side Fund, L.P. and Trinity X Entrepreneurs’ Fund, L.P. (each, a “Supporting Stockholder”). Excluding Shares underlying TubeMogul stock options and restricted stock units, as of November 9, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 5,829,554 Shares (or approximately 15.8% of all Shares outstanding as of November 9, 2016). Including Shares which may be issued under TubeMogul stock options and restricted stock units which are exercisable for or may become vested and settled for Shares within 60 days of November 9, 2016, the Supporting Stockholders collectively beneficially owned, in the aggregate, 6,888,463 Shares as of November 9, 2016 (or approximately 18.2% of the total of all Shares that are outstanding and all additional Shares that are deemed outstanding for purposes of calculating the Supporting Stockholders’ percentage ownership in accordance with Rule 13d-3(d)(1)(i) under the Exchange Act as of November 9, 2016).

The Tender and Support Agreements provide that, no later than ten business days after the commencement of the Offer, each Supporting Stockholder will tender into the Offer, and not withdraw, all outstanding Shares that such Supporting Stockholder owns of record or beneficially (within the meaning of Rule 13d-3 under the Exchange Act) as of the date of the Tender and Support Agreement or that such Supporting Stockholder acquires record ownership or beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act) of after such date during the Support Period (as defined below) (collectively, the “Subject Shares”).

The Tender and Support Agreements also provide that, during the period from November 10, 2016 until the earlier to occur of (1) the date the Merger Agreement is validly terminated; or (2) the Effective Time (such period, the “Support Period”), the Supporting Stockholders will vote their Subject Shares against certain alternative corporate transactions (as more fully described in the applicable Tender and Support Agreement), and that Adobe is appointed as the Supporting Stockholders’ attorney-in-fact and proxy to vote the Subject Shares.

This summary and description of the Tender and Support Agreements is qualified in its entirety by reference to the form of Tender and Support Agreement, which is filed as Exhibit (d)(2) to the Schedule TO, and is incorporated herein by reference.

Beneficial Ownership of Shares by Adobe

According to the Schedule TO, as of November 9, neither Adobe or Purchaser beneficially owned any Shares, except for Shares that may be deemed beneficially owned by them by virtue of the Tender and Support Agreements.

Arrangements with Current Executive Officers and Directors of TubeMogul

Overview

In considering the recommendation of TubeMogul’s board of directors (the “TubeMogul Board”) set forth under the caption “Item 4. The Solicitation or Recommendation—Recommendation of the Board,” TubeMogul’s stockholders should be aware that certain of TubeMogul’s executive officers and directors may be considered to have interests in the Transactions that may be different from, or in addition to, those of TubeMogul’s stockholders generally. The TubeMogul Board was aware of these interests and considered them, along with other matters, in evaluating and approving the Merger Agreement and the Transactions and recommending that TubeMogul’s stockholders accept the Offer and tender their Shares in the Offer.

The following is a discussion of all known material agreements, understandings and any actual or potential conflicts of interest between TubeMogul and its executive officers or directors that relate to the Transactions. The following summaries are qualified in their entirety by reference to (1) the Merger Agreement; (2) TubeMogul’s 2007 Equity Compensation Plan, as amended (the “2007 Plan”), TubeMogul’s 2014 Equity Incentive Plan (the “2014 Plan” and, together with the 2007 Plan, the “Stock Plans”) and TubeMogul’s 2014 Employee Stock Purchase Plan, as amended (the “ESPP”); (3) the award agreements governing TubeMogul Compensatory Awards (as defined below) held by TubeMogul’s executive officers and directors; and (4) the offer letters with TubeMogul’s executive officers (the “Offer Letters”). For further information with respect to the arrangements between TubeMogul and its named executive officers, see the information included under the caption “—Arrangements with Current Executive Officers and Directors of TubeMogul—Golden Parachute Compensation.” The 2007 Plan, the 2014 Plan, the ESPP and the Offer Letters are filed as Exhibits (e)(8) through (e)(18) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

Consideration for Shares Tendered Pursuant to the Offer

If TubeMogul’s executive officers and directors were to tender any Shares that they beneficially own pursuant to the Offer, under the terms of the Merger Agreement they would receive the same cash consideration per Share on the same terms and conditions as the other stockholders of TubeMogul. As of November 9, 2016, the executive officers and directors of TubeMogul set forth in the “Table of Equity Related Payments” below beneficially owned, in the aggregate, 5,829,554 Shares (excluding for this purpose Shares underlying TubeMogul Compensatory Awards, which are set forth separately in the “Table of Equity Related Payments” below). If the executive officers and directors were to tender all 5,829,554 Shares beneficially owned by them as of November 9, 2016, for purchase pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser, then such executive officers and directors would receive, in aggregate, approximately $81,613,756 in cash, without interest and subject to any withholding taxes. As indicated below, to the knowledge of TubeMogul, each executive officer and director of TubeMogul currently intends to tender all of his Shares in the Offer.

Effect of the Offer and the Merger Agreement on TubeMogul Compensatory Awards and the ESPP

The discussion below describes the treatment of TubeMogul’s outstanding options (“Options”) and outstanding restricted stock units (“RSUs” and collectively with the Options, the “TubeMogul Compensatory Awards”) under the Merger Agreement, assuming that there are no rights to change in control benefits with respect to the TubeMogul Compensatory Awards, which change in control benefits are discussed separately below under the sections captioned “—Arrangements with Current Executive Officers and Directors of TubeMogul—Agreements or Arrangements with Executive Officers of TubeMogul” and “—Arrangements with Current Executive Officers and Directors of TubeMogul—Agreements or Arrangements with Directors of TubeMogul.”

Any cash payments described below will be subject to any applicable withholding taxes and will, unless otherwise noted below, be made shortly following the Effective Time.

Options and RSUs

At the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding stock option, each stock option that is outstanding, unexercised and vested (or required to vest as a result of the Merger), subject to the terms and conditions set forth in the Merger Agreement, will terminate and be cancelled at the Effective Time and each holder of such stock option will be entitled to receive from TubeMogul, and will receive as soon as practicable following the Effective Time, in settlement of each such stock option an Option Cash Amount. The “Option Cash Amount” will be equal to the net amount of (i) the product of (A) the excess, if any, of the Merger Consideration over the applicable exercise price per Share otherwise issuable upon exercise of such stock option, multiplied by (B) the number of Shares subject to such stock option, less (ii) any applicable withholdings for taxes. Notwithstanding the foregoing, if the exercise price per Share of any stock option equals or exceeds the Merger Consideration, effective as of the Effective Time, such stock option shall automatically be cancelled, without any consideration being payable in respect thereof, and have no further force or effect.

The Merger Agreement also provides that, at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding restricted stock unit, each restricted stock unit that is outstanding, unsettled and vested (or required to vest as a result of the Merger), subject to the terms and conditions set forth in the Merger Agreement, will terminate and be canceled at the Effective Time and each holder of such restricted stock unit will be entitled to receive from TubeMogul, and will receive as soon as practicable following the Effective Time, in settlement of each such restricted stock unit an RSU Cash Amount. The “RSU Cash Amount” will be equal to the product of (i) the total number of Shares issuable in settlement of the restricted stock unit immediately prior to the Effective Time (taking into account any acceleration of vesting), multiplied by (ii) the Merger Consideration, less any applicable withholdings for Taxes.

The Merger Agreement also provides that at the Effective Time, by virtue of the Merger and without any action on the part of any holder of any outstanding stock option: (i) each stock option that is outstanding, unexercised, has an exercise price per share that is less than the Merger Consideration and is not vested (or required to vest as a result of the Merger) (an “Unvested In-the-Money Option”) and is held by a current employee of TubeMogul or any subsidiary of TubeMogul as of immediately prior to the Effective Time; and (ii) each restricted stock unit that is outstanding and is not vested (or required to vest as a result of the Merger) and is held by a current employee of TubeMogul or any subsidiary of TubeMogul as of immediately prior to the Effective Time (each, an “Unvested RSU”), shall, in the case of each of clauses “(i)” and “(ii),” be assumed or replaced and become: (A) in the case of each such Unvested In-the-Money Option, a stock option to purchase shares of the Common Stock, par value $0.0001 per share, of Adobe (“Adobe Common Stock”) and (B) in the case of each Unvested RSU, a restricted stock unit in respect of shares of Adobe Common Stock.

The Merger Agreement provides that from and after the Effective Time: (i) each Unvested In-the-Money Option assumed or replaced by Adobe may be exercised solely for shares of Adobe Common Stock; (ii) the number of shares of Adobe Common Stock underlying each such Unvested In-the-Money Option shall be determined by multiplying the number of Shares underlying such Unvested In-the-Money Option by the Conversion Ratio, and rounding the resulting number down to the nearest whole number of shares of Adobe Common Stock; (iii) the per-share exercise price for the Adobe Common Stock issuable upon exercise of each such Unvested In-the-Money Option shall be determined by dividing: (A) the exercise price per share of such Unvested In-the-Money Option, by (B) the Conversion Ratio, and rounding the resulting exercise price up to the nearest whole cent; and (iv) subject to the terms of the stock option agreement by which such Unvested In-the-Money Option is evidenced, any restriction on the exercise of such Unvested In-the-Money Option shall continue in full force and effect and the term, exercisability, vesting schedule and other provisions of such Unvested In-the-Money Option shall otherwise remain unchanged; provided, however, that Adobe’s board of directors or a committee thereof shall succeed to the authority and responsibility of the TubeMogul Board or any committee thereof with respect to such Unvested In-the-Money Option. For purposes of the Merger Agreement, the “Conversion Ratio” will be equal to a fraction having: (x) a numerator equal to the Merger Consideration; and (y) a denominator equal to the average of the closing sale prices of a share of Adobe Common Stock as reported on the Nasdaq Global Select Market for the 10 consecutive trading day period ending on the second business day prior to the date of the closing of the transactions contemplated by the Merger Agreement (the “Closing,” and such date, “Closing Date”); provided, however, that if, between the date of the Merger Agreement and the Effective Time, the outstanding shares of TubeMogul common stock or Adobe Common Stock are changed into a different number or class of shares by reason of any stock split, division or subdivision of shares, stock dividend, reverse stock split, consolidation of shares, reclassification, recapitalization or other similar transaction, then the Conversion Ratio shall be appropriately adjusted.

The Merger Agreement also provides that from and after the Effective Time: (A) each Unvested RSU assumed or replaced by Adobe will, upon the vesting thereof, become a restricted stock unit in respect of shares of Adobe Common Stock; (B) the number of shares of Adobe Common Stock underlying such Unvested RSU shall be determined by multiplying: (1) the number of Shares underlying such Unvested RSU; by (2) the Conversion Ratio, and rounding the resulting number down to the nearest whole number of shares of Adobe Common Stock; and (C) any restriction on the vesting or settlement or issuance of shares under such Unvested RSU shall continue in full force and effect, and the term, vesting schedule and other provisions of such Unvested RSU shall otherwise remain unchanged; provided, however, that Adobe’s board of directors or a committee thereof shall succeed to the authority and responsibility of the TubeMogul Board or any committee thereof with respect to such Unvested RSU.

The Merger Agreement provides that Adobe shall not assume any TubeMogul stock options or restricted stock units, or substitute any TubeMogul stock options or restricted stock units with an equivalent option, restricted stock unit or right, held by any individual who, at the Effective Time, is not a current employee of TubeMogul or any subsidiary of TubeMogul (each, a “Non-Company Employee”). Each unvested stock option held by a Non-Company Employee as of immediately prior to the Effective Time shall be accelerated and treated as a vested stock option in accordance with the Merger Agreement. Each unvested restricted stock unit held by a Non-Company Employee as of immediately prior to the Effective Time shall be accelerated and treated as a vested restricted stock unit in accordance with the Merger Agreement.

Pursuant to the Merger Agreement, Adobe has agreed to prepare and file with the SEC, no later than 30 days after the Closing Date, a registration statement on Form S-8 (or any successor form), if available for use by Adobe, relating to the shares of Adobe Common Stock issuable with respect to the Options and RSUs assumed or replaced by Adobe in accordance with the Merger Agreement and shall exercise commercially reasonable efforts to maintain the effectiveness of such registration statement for so long as such assumed or replaced Options and RSUs remain outstanding.

Stock Plans

At the Effective Time, if Adobe elects to do so, Adobe may assume any or all of the Stock Plans or merge any or all of the Stock Plans into an equity incentive plan of Adobe.

ESPP

The Merger Agreement provides that TubeMogul shall take all actions necessary or required under the ESPP and applicable law and regulation to, contingent on the Effective Time, (i) ensure that, except for the 6-month offering period under the ESPP that commenced on August 17, 2016, no offering period or purchase period will be authorized or commenced on or after the date of the Merger Agreement and (ii) if the Closing will occur prior to the end of the offering period in existence under the ESPP on the date of the Merger Agreement, cause the rights of participants in the ESPP with respect to any such offering period (and purchase period thereunder) then underway under the ESPP to be determined by treating the last business day prior to the first time as of which Purchaser accepts any Shares for payment pursuant to the Offer (such time, the “Acceptance Time”) as the last day of such offering period (such date or the date such offering period terminates by its terms, if earlier, the

“Final Purchase Date”) and purchase period and by making such other pro-rata adjustments as may be necessary to reflect the shortened offering period and purchase period but otherwise treating such shortened offering period and purchase period as a fully effective and completed offering period and purchase period for all purposes under the ESPP. TubeMogul shall cause the exercise (as of the Final Purchase Date) of each outstanding purchase right under the ESPP and terminate the ESPP in its entirety effective as of the Acceptance Time, contingent upon the Effective Time. Prior to the Acceptance Time, TubeMogul shall take all actions (including, if appropriate, amending the terms of the ESPP) that are necessary to give effect to the transactions contemplated by the Merger Agreement. In any event, the TubeMogul Board shall terminate the ESPP prior to the Effective Time.

Table of Equity Related Payments

The following table sets forth the approximate amount of the payments that each of TubeMogul’s directors and executive officers is entitled to receive in connection with the consummation of the Transactions pursuant to their Shares and TubeMogul Compensatory Awards held as of November 9, 2016.

The following table shows the estimated cash amounts that each current executive officer and current director of TubeMogul would be eligible to receive (without subtraction of applicable withholding taxes) in connection with the Merger with regard to (i) the number of outstanding, unexercised and vested Options to be cancelled and terminated at the Effective Time and (ii) the number of outstanding, unsettled and vested RSUs to be cancelled and terminated at the Effective Time. The following table also shows the number of options to purchase Adobe Common Stock or restricted stock units in respect of shares of Adobe Common Stock that each executive officer of TubeMogul would be eligible to receive in connection with the Merger with regard to (i) the number of Unvested In-the-Money Options to be assumed or replaced by options to purchase shares of Adobe Common Stock and (ii) the number of Unvested RSUs to be assumed or replaced by restricted stock units in respect of shares of Adobe Common Stock.

The estimated cash values in the table below are based on the Offer Price of $14.00 per share and the table assumes that the number of vested and unvested outstanding TubeMogul Compensatory Awards for each TubeMogul executive officer and director at the Effective Time will equal the number of vested and unvested TubeMogul Compensatory Awards that were outstanding as of November 9, 2016, the latest practicable date to determine such amounts before the filing of this Schedule 14-D9 (these numbers do not forecast any future grants, exercises or additional vesting that may occur between November 10, 2016 and the Closing Date). The numbers in the table below do not include Shares that may be acquired by TubeMogul’s executive officers under the ESPP after November 9, 2016 and do not include Options with an exercise price equal to or greater than $14.00 per Share, which Options will be cancelled at the Effective Time and will cease to exist without receiving any payment therefor.

Name	Number of Shares (1)	Value of Shares ($, in thousands) (2)	Shares subject to Vested Options (3) (*)	Value of Shares subject to Vested Options (4) ($, in thousands)	Vested RSUs (5) (*)	Value of Vested RSUs (6) ($, in thousands)	Shares subject to Unvested In-the- Money Options (7) (*)	Value of Unvested In-the- Money Options (8) ($, in thousands)	Unvested RSUs (9) (#)	Value of Unvested RSUs (10) ($, in thousands)
Brett Wilson	1,160,954	$16,253.36	537,499	$6,812.49	16,722	$234.11	62,500	$702.50	100,335	$1,404.69
Ron Will	—	—	—	—	—	—	—	—	222,489	$3,114.85
Keith Eadie	271	$3.79	100,942	$1,232.83	6,794	$95.12	6,771	$46.72	40,761	$570.65
Robert Gatto	—	—	—	—	—	—	—	—	258,981	$3,625.73
Eric Deeds	5,852	$81.93	103,860	$1,213.08	8,975	$125.65	8,495	$99.22	78,231	$1,095.23
Ajay Chopra	4,461,673	$62,463.42	—	—	—	—	—	—	8,069	$112.97
Ashu Garg	16,888	$236.43	—	—	—	—	—	—	8,069	$112.97
David Toth	136,410	$1,909.74	50,000	$665.00	—	—	—	—	8,589	$120.25
Russell Fradin	20,882	$292.35	32,292	$429.48	—	—	—	—	8,069	$112.97
Jack Lazar	26,624	$372.74	84,062	$944.86	—	—	23,438	$263.44	8,069	$112.97
Paul Levine	—	—	—	—	—	—	—	—	21,077	$295.08

(1)	This column includes the number of shares of TubeMogul common stock subject beneficially owned (excluding shares underlying TubeMogul Compensatory Awards) as of November 9, 2016.
(2)	The consideration for these shares of TubeMogul common stock is the Offer Price.
(3)	This column includes the number of shares of TubeMogul common stock subject to outstanding, unexercised and vested Options that are exercisable within 60 days of November 9, 2016.
(4)	The consideration for these Options is the Option Cash Amount.
(5)	This column includes outstanding, unsettled and vested RSUs that are exercisable within 60 days of November 9, 2016.
(6)	The consideration for these RSUs is equal to RSU Cash Amount.
(7)	This column includes the number of shares of TubeMogul common stock subject to unvested Options that are not expected to vest within 60 days of November 9, 2016
(8)	The consideration for these Options is the right to purchase shares of Adobe Common Stock.
(9)	This column includes outstanding, unsettled and vested RSUs that are not expected to vest within 60 days of November 9, 2016.
(10)	The consideration for these RSUs is restricted stock units in respect of shares of Adobe Common Stock.

*Vested	awards include awards exercisable within 60 days of November 9, 2016.

Agreements or Arrangements with Executive Officers of TubeMogul

Post-Employment Compensation and Change in Control Payments and Benefits

TubeMogul has entered into an Offer Letter with each of its executive officers, which sets forth the terms and conditions of such officer’s employment with TubeMogul. Pursuant to the Offer Letters, upon an executive officer’s “Termination Without Cause” or “Resignation for Good Reason,” then, subject to the executive officer complying with certain covenants, including the execution of a release of claims, the executive officer will receive (a) payment of three months of salary (or twelve months of salary for Mr. Wilson, TubeMogul’s Chief Executive Officer) in accordance with TubeMogul’s standard payroll procedures and (b) a lump sum payment of six months of health care premiums for such executive officer and his eligible dependents. In addition, upon Termination Without Cause or Resignation for Good Reason within 90 days prior to or 12 months after a Change in Control, all unvested stock options, RSUs and other equity awards held by the executive officer will vest in full. The consummation of the Transactions will constitute a “Change in Control” under the Offer Letters.

Under the Offer Letters, the following definitions are used:

•	“Cause” means (i) the executive officer’s willful refusal to implement or follow a lawful policy or directive of the TubeMogul Board, or his failure to otherwise perform the duties of his position in a reasonably satisfactory manner, which breach, if curable, is not cured within thirty (30) days after written notice to the executive officer from TubeMogul; (ii) his commission of any act of fraud, embezzlement, dishonesty or any other willful misconduct that has caused or is reasonably expected to result in injury to TubeMogul; (iii) his unauthorized use or disclosure of any proprietary information or trade secrets of TubeMogul or any other party to whom he owes an obligation of nondisclosure as a result of his relationship with TubeMogul; or (iv) his material breach of the Offer Letter or any other written agreement with TubeMogul (provided that should TubeMogul contend that he has materially breached the Offer Letter or such other agreement it will first provide him written notice and a thirty (30) day period to cure the alleged breach).

•	“Disability” means “disability” within the meaning of Section 22(e)(3) of the Internal Revenue Code.

•	“Resignation for Good Reason” means a Separation from TubeMogul as a result of the executive officer’s resignation within 60 days after one of the following conditions has come into existence without his consent:

(i) A reduction in his base salary by more than 20% (other than as part of an across-the-board, proportional compensation reduction applicable to all executive officers);

(ii) A material diminution of his authority, title, duties or responsibilities, provided that a mere change in title alone in connection with a Change of Control shall not constitute a material diminution of his authority, duties or responsibilities; or

(iii) A relocation of his principal workplace by more than 50 miles, where such relocation increases his one-way commute.

A Resignation for Good Reason will not be deemed to have occurred unless the executive officer gives TubeMogul written notice of the condition or event within 60 days after the condition or event comes into existence or occurs, TubeMogul fails to remedy the condition or event within 30 days after receiving his written notice, and he resigns within 180 days after the initial occurrence of such condition or event.

•	“Separation” means a “separation from service,” as defined in the regulations under Section 409A of the Internal Revenue Code.

•	“Termination Without Cause” means a Separation from TubeMogul as a result of a termination of the executive officer’s employment by TubeMogul without Cause other than for death or Disability, provided he is willing and able to continue performing services within the meaning of Treasury Regulation 1.409A-1(n)(1).

•	“Change of Control” means

(i) a sale, transfer or disposition of all or substantially all of TubeMogul’s assets other than to (A) a corporation or other entity of which at least a majority of its combined voting power is owned directly or indirectly by TubeMogul, (B) a corporation or other entity owned directly or indirectly by the holders of capital stock of TubeMogul in substantially the same proportions as their ownership of TubeMogul common stock, or (C) an Excluded Entity (as defined in subsection (ii) below); or

(ii) any merger, consolidation or other business combination transaction of TubeMogul with or into another corporation, entity or person, other than a transaction with or into another corporation, entity or person in which the holders of at least a majority of the shares of voting capital stock of TubeMogul outstanding immediately prior to such transaction continue to hold (either by such shares remaining outstanding in the continuing entity or by their being converted into shares of voting capital stock of the surviving entity) a majority of the total voting power represented by the shares of voting capital stock of TubeMogul (or the surviving entity) outstanding immediately after such transaction (such corporation, entity or person, an “Excluded Entity”).

Notwithstanding anything stated in the Offer Letters, a transaction does not constitute a “Change of Control” if its sole purpose is to change the state of TubeMogul’s incorporation. or to create a holding company that will be owned in substantially the same proportions by the persons who hold the Company’s securities immediately before such transaction. For clarity, the term “Change of Control” as defined in the Offer Letters does not include stock sale transactions whether by TubeMogul or by the holders of capital stock.

Agreements or Arrangements with Directors of TubeMogul

As of November 9, 2016, all outside directors held Options and RSUs which were granted under the Stock Plans. The 2007 Plan provides that, in the event of a Change in Control (as defined in the 2007 Plan), each outstanding Option and RSU that is not assumed by Adobe, will automatically become fully vested and exercisable. The 2014 Plan provides that, in the event of a Change in Control (as defined in the 2014 Plan), each outstanding Option and RSU that is held by a non-employee director will become immediately exercisable and vested in full. The consummation of the Transactions will constitute a “Change in Control” under both the 2007 Plan and the 2014 Plan.

Effect of Merger Agreement on Employment and Employee Benefits

The Merger Agreement provides that, from and after the Effective Time, Adobe agrees to honor in accordance with their terms all TubeMogul employee benefit plans listed in the disclosure schedule delivered in connection with the Merger Agreement or filed as exhibits to certain of the SEC filings of TubeMogul and all accrued benefits vested thereunder; it being understood and agreed that nothing in this paragraph will prevent Adobe from amending or terminating any TubeMogul employee benefit plan or other agreement in accordance with its terms and applicable law or regulation.

The Merger Agreement further provides that, as of the Closing, the Surviving Corporation or one of the subsidiaries of TubeMogul shall continue to employ the employees of TubeMogul and its subsidiaries as of the Effective Time. For a period of one year following the Effective Time, Adobe agrees to provide, or cause to be provided, to those employees of TubeMogul and its subsidiaries who are employed by them as of immediately prior to the Effective Time and who continue to be actively employed by the Surviving Corporation (or any affiliate thereof) during such one-year period the base salary (or base wages, as the case may be) no less favorable than the base salary (or base wages, as applicable) provided by TubeMogul and its subsidiaries to such employees immediately prior to the Effective Time; provided that Adobe shall be under no obligation to retain any employee or group of employees of TubeMogul or its subsidiaries other than as required by applicable law or regulation.

The Merger Agreement provides that, for purposes of all employee benefit plans, programs and arrangements maintained by or contributed to by Adobe and its subsidiaries (including, after the Closing, the Surviving Corporation), Adobe shall, or shall cause its subsidiaries to, subject to applicable law or regulation and the terms of such plan, program or arrangement, cause each such plan, program or arrangement to treat the prior service with TubeMogul and its affiliates of each person who is an employee of TubeMogul or its subsidiaries immediately prior to the Closing (a “Company Employee”) (to the same extent such service is recognized under analogous plans, programs or arrangements of TubeMogul or its affiliates prior to the Closing) as service rendered to Adobe or its subsidiaries, as the case may be, for purposes of eligibility to participate in and vesting thereunder (but not benefit accrual) and for sabbatical purposes; provided, however, that such crediting of service will not operate to duplicate any benefit or the funding of such benefit. With respect to each health or welfare benefit plan maintained by Adobe and its subsidiaries (including, after the Closing, the Surviving Corporation) for the benefit of Company Employees, Adobe shall use its commercially reasonable efforts to (i) ensure that Company Employees will be given credit for any deductible or co-payment amounts paid in respect of the plan year in which the Closing occurs, to the extent that, following the Closing, they participate in any other health or welfare benefit plan for which deductibles or co-payments are required and (ii) waive any preexisting condition that was waived under the terms of any Company Employee Benefit Plan immediately prior to the Closing or waiting period limitation which would otherwise be applicable to a Company Employee on or after the Closing. Adobe or the Surviving Corporation shall cause any accrued but unused vacation, sick leave or other paid time off (excluding sabbatical) that is accrued as of the Closing Date to be paid out to Company Employees through payroll following the Closing, less applicable withholding taxes.

If directed in writing by Adobe prior to the Effective Time and, with respect to each plan that contains a cash or deferred arrangement intended to qualify under Section 401(k) of the Code (a “401(k) Plan”), prior to the date on which the Acceptance Time occurs, TubeMogul shall take (or cause to be taken) all actions reasonably determined by Adobe to be necessary or appropriate to terminate any such employee benefit plan, with such termination effective as of the business day immediately prior to the date on which the Acceptance Time occurs with respect to any such 401(k) Plan. TubeMogul shall provide Adobe with evidence that such 401(k) Plan(s) have been timely terminated pursuant to resolutions of the board of directors of TubeMogul or TubeMogul’s subsidiary, as the case may be. The form and substance of such resolutions shall be subject to the prior review and approval of Adobe, which approval shall not be unreasonably withheld. TubeMogul also shall take such other actions in furtherance of terminating such 401(k) Plan(s) as Adobe may reasonably request.

Indemnification and Insurance

TubeMogul has entered into indemnification agreements with each of its directors and executive officers. These agreements generally provide for the indemnification of such persons for all reasonable expenses and liabilities, including attorneys’ fees, judgments, penalties, fines and settlement amounts, incurred in connection with any action or proceeding brought against them by reason of the fact that they are or were serving in such capacity, to the extent indemnifiable under the law. Pursuant to the terms of the Merger Agreement, TubeMogul’s directors and executive officers will be entitled to certain ongoing indemnification and coverage under directors’ and officers’ liability insurance policies from TubeMogul for a period of time following the Effective Time. Such indemnification and insurance coverage is further described in the section captioned “—Arrangements with Current Executive Officers and Directors of TubeMogul—Effect of the Merger on Director and Officer Indemnification and Insurance.”

Golden Parachute Compensation

Background

In this Schedule 14D-9, TubeMogul is required to disclose any agreement or understanding, whether written or unwritten, between TubeMogul’s named executive officers (Brett Wilson, Paul Joachim and Chip Scovic) and TubeMogul or Adobe concerning any type of compensation, whether present, deferred or contingent, that is based upon or otherwise relates to the Offer. The compensation payable, or that may become payable, to our named executive officers in connection with the Transactions is referred to as “golden parachute” compensation by the applicable SEC disclosure rules. TubeMogul has entered into Offer Letters, each of which provided for change in control benefits to the named executive officers. The terms and conditions of these agreements are described under the caption entitled “—Arrangements with Current Executive Officers and Directors of TubeMogul” and such descriptions are incorporated herein by reference.

Aggregate Amounts of Potential Compensation

The table below sets forth the information required by Item 402(t) of Regulation S-K regarding compensation for each named executive officer of TubeMogul that is based upon or otherwise related to the Transactions.

For purposes of calculating the potential payments set forth in the table below, TubeMogul has assumed: (1) that each named executive officer is terminated either by TubeMogul without cause or by the named executive officer for good reason within 90 days prior to the change in control triggered by the Transactions or immediately thereafter, triggering severance payments and benefits on the Effective Time; (2) no named executive officer receives any additional equity grants or exercises any Options on or prior to the Effective Time; (3) no named executive officer enters into new agreements or is otherwise legally entitled to, prior to the Effective Time, additional compensation or benefits; and (4) that each named executive officer’s equity awards held on November 9, 2016 will equal the number of equity awards held by such named executive officer on the Effective Time. For additional details regarding the terms of the payments quantified below, see the section captioned “—Arrangements with Current Executive Officers and Directors of TubeMogul”.

The amounts shown in the table are estimates only, as the actual amounts that may be paid upon an individual’s termination of employment can only be determined at the actual time of such termination. As a result, the actual amounts, if any, to be received by a named executive officer may materially differ from the amounts set forth below.

Name	Cash ($)	Equity ($) (1)	Perquisites/ Benefits ($)	Tax Reimbursements	Other ($)	Total ($)
Brett Wilson	—	$2,926,744	—	—	—	$2,926,744
Paul Joachim	—	$783,888	—	—	—	$783,888
Chip Scovic	—	$840,552	—	—	—	$840,552

(1)	Equity. The amount shown includes the value of double-trigger accelerated vesting of unvested RSUs and unvested Options pursuant to the terms of the named executive officer’s offer letter. This amount includes the value of all unvested RSUs held by the named executive officer as of November 9, 2016, calculated based on an assumed price per share of TubeMogul common stock of $14.00 (the fixed dollar amount of the per share Merger consideration). This amount also includes the value of unvested Options held by the executive as of November 9, 2016, calculated based on the positive difference, if any, between $14.00 (the fixed dollar amount of the per share Merger consideration) and the applicable exercise price. Only Options with an exercise price per share of less than $14.00 that were unvested as of November 9, 2016 were included in this computation. Although such RSUs and Options will not vest solely as a result of the Transactions, they would vest if any of the named executive officers experienced a Termination Without Cause or Resignation for Good Reason (as defined in their offer letters) within 90 days prior to a Change in Control (as defined in their offer letters) or within 12 months thereafter, as described in greater detail above in the section entitled “Agreements or Arrangements with Executive Officers of TubeMogul” beginning on page 9 of this Schedule 14D-9. These amounts are “double trigger” in nature.

Effect of the Merger on Director and Officer Indemnification and Insurance

The Merger Agreement provides that Adobe and Purchaser agree that all rights to indemnification by TubeMogul now existing in favor of each person who is now, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time an officer or director of TubeMogul or any of its subsidiaries (each an “Indemnified Party”), with respect to actions or omissions taken by an Indemnified Party prior to the Effective Time in his or her capacity as an officer or director of TubeMogul or any of its subsidiaries, as provided in TubeMogul’s certificate of incorporation or bylaws, in each case as in effect on the date of the Merger Agreement, or pursuant to any indemnification agreements identified in the disclosure schedule delivered in connection with the Merger Agreement, in each case as in effect on the date of the Merger Agreement, copies of which have been made available to Adobe, including provisions relating to the advancement of expenses incurred in the defense of any action or suit, will survive the Merger and will remain in full force and effect. From the Effective Time through the six year anniversary of the date on which the Effective Time occurs, Adobe shall cause the Surviving Corporation to abide by such indemnification obligations to the Indemnified Parties.

The Merger Agreement further provides that Adobe shall cause the Surviving Corporation to maintain TubeMogul’s officers’ and directors’ liability insurance policies, in effect on the date of the Merger Agreement (the “D&O Insurance”), for a period of six years after the Effective Time, but only to the extent related to actions or omissions prior to the Effective Time; provided that (i) the Surviving Corporation may substitute therefor policies of at least the same coverage and amounts containing terms no less advantageous to such former directors or officers and (ii) such substitution will not result in gaps or lapses of coverage with respect to matters occurring prior to the Effective Time; provided, further, that in no event will Adobe or the Surviving Corporation be required to expend more than an amount per year equal to 300% of current annual premiums paid by TubeMogul for such insurance (the “Maximum Amount”) to maintain or procure insurance coverage pursuant to the Merger Agreement; and provided, further, that if the amount of the annual premiums necessary to maintain or procure such insurance coverage exceeds the Maximum Amount, Adobe and the Surviving Corporation shall procure and maintain for such six-year period as much coverage as reasonably practicable for the Maximum Amount. Adobe or the Surviving Corporation shall have the right to cause coverage to be extended under the D&O Insurance by obtaining a six-year “tail” policy on terms and conditions no less advantageous than the D&O Insurance, and such “tail” policy will satisfy the provisions of the Merger Agreement.

Section 16 Matters

As required by the Merger Agreement, the TubeMogul Board (or an appropriate committee thereof) has adopted a resolution in connection with the closing of the Transactions so that the disposition and cancellation or deemed disposition and cancellation of TubeMogul common stock, Options and common stock acquired on the vesting of TubeMogul RSUs pursuant to the Merger Agreement by any officer or director of TubeMogul who is a covered person for purposes of Section 16 of the Exchange Act will be an exempt transaction under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation

Recommendation of the TubeMogul Board

After careful consideration, including a thorough review of the terms and conditions of the Offer in consultation with TubeMogul management and its legal and financial advisors, on November 8, 2016, the TubeMogul Board unanimously adopted resolutions: (i) determining that the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, are fair to and in the best interests of TubeMogul and its stockholders; (ii) electing that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (iii) adopting and approving the Merger Agreement, declaring the advisability of the Merger Agreement and approving the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iv) approving the execution, delivery and performance by TubeMogul of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (v) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer.

For the reasons described below, the TubeMogul Board unanimously recommends that TubeMogul’s stockholders accept the Offer and tender their Shares to Purchaser in the Offer.

In reaching the conclusions and in making the recommendation described above, the TubeMogul Board took into account a number of reasons, described under the caption “—Background of the Transactions; Reasons for the Recommendation of the TubeMogul Board.”

A copy of the press release issued by TubeMogul and Adobe, dated November 10, 2016, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) and is incorporated herein by reference.

Background of the Transactions; Reasons for the Recommendation of the TubeMogul Board

Background of the Transactions

The following is a description of contacts between representatives of TubeMogul, Morgan Stanley, Adobe and other parties that resulted in the execution of the Merger Agreement and agreements related to the Offer. Unless otherwise specified, all dates referenced below refer to 2016.

The TubeMogul Board regularly evaluates TubeMogul’s strategic direction, ongoing business plans and prospects to assess how TubeMogul might enhance stockholder value. As part of this evaluation, the TubeMogul Board has from time to time discussed the types of strategic alternatives that might be considered for TubeMogul, including (i) continuing to grow the business organically as an independent enterprise; (ii) modifications to TubeMogul’s strategy; (iii) the potential to increase the scale of TubeMogul’s business and/or expand into new business areas through acquisitions and combinations with other businesses; and (iv) a possible sale of TubeMogul.

In November 2015, the TubeMogul Board conducted an offsite strategic planning meeting. In addition to addressing operating plans and priorities, the TubeMogul Board conducted a broader discussion regarding the strategy to maximize stockholder value. In particular, the TubeMogul Board discussed the relative potential benefits and risks associated with the strategic alternatives that might enhance stockholder value as well as the most likely prospects as ultimate potential acquirors of TubeMogul. The TubeMogul Board recommended that TubeMogul’s Chief Executive Officer, Mr. Brett Wilson, continue to expand and deepen his contacts with executives at other companies that might be prospects for a strategic combination with TubeMogul.

On June 23, 2016, TubeMogul management met with representatives of Morgan Stanley & Co. LLC (“Morgan Stanley”) at which time such representatives of Morgan Stanley provided their perspectives regarding the strategic alternatives available to TubeMogul and discussed companies that might be interested in pursuing a strategic transaction with TubeMogul. TubeMogul management provided additional background and information regarding TubeMogul and internal considerations regarding TubeMogul’s strategic alternatives.

On July 15, TubeMogul management had a follow-up call with representatives of Morgan Stanley to further discuss TubeMogul’s strategic alternatives, views on valuation, as well as preparation that would be helpful for potential discussions regarding a transaction.

At its regularly scheduled board meeting on July 26, the TubeMogul Board continued its discussion regarding strategic alternatives for TubeMogul. Mr. Wilson reported on his ongoing discussions with other industry executives and representatives of Morgan Stanley. The TubeMogul Board encouraged him to continue with such discussions and determined that TubeMogul should consider the advisability of informal discussions with the most likely potential acquirors of TubeMogul to assess the level of interest in a potential transaction.

On August 5, representatives of Morgan Stanley had a call with three of the independent members of the TubeMogul Board during which they provided a situation overview and reviewed Morgan Stanley’s preliminary valuation analysis. TubeMogul management also had additional discussions with representatives of Morgan Stanley to review potential parties who might have interest in acquiring TubeMogul and Morgan Stanley’s recommended approach to engage with these parties.

On August 18, the TubeMogul Board held a special meeting at which representatives of Morgan Stanley made a presentation and provided related materials which addressed value benchmarking for TubeMogul, an overview of strategic alternatives, a list of potential acquirors and an illustrative timeline if the TubeMogul Board were to pursue a process to sell TubeMogul. Questions and discussion ensued after which the representatives of Morgan Stanley left the meeting. After further discussion, the TubeMogul Board approved retaining Morgan Stanley as TubeMogul’s strategic investment banking adviser, based on Morgan Stanley’s qualifications, experience, expertise and its familiarity with TubeMogul and its industry expertise, with the final terms and form of engagement letter to be negotiated by management and subject to the approval of the Chair of the Audit Committee of the TubeMogul Board. The TubeMogul Board also then authorized management, together with Morgan Stanley, to initiate a targeted market check with the parties identified as being the most likely buyers. The purpose of the market check was to expand the awareness of potential acquirors regarding TubeMogul and to ascertain the level of potential interest in a strategic transaction.

Between August 18 and the signing of the exclusivity agreement with Adobe on November 4, representatives of TubeMogul and Morgan Stanley contacted 16 strategic entities, including Adobe, and three financial sponsors. Following the initial contact, eight of the strategic entities expressed interest in evaluating a potential transaction with TubeMogul. During the process, TubeMogul negotiated and entered into mutual nondisclosure agreements with seven of the identified prospects. Over this same period, these seven parties attended separate meetings with TubeMogul management and were provided access to an electronic data room that contained certain financial and business due diligence information, including TubeMogul’s financial projections. The parties who did the most work exploring a potential acquisition are described in more detail below.

On August 18, a representative of Morgan Stanley called a representative of a financial sponsor who owned a relevant portfolio company, collectively referred to as “Party A”, and encouraged them to consider and review a potential acquisition of TubeMogul, indicating that TubeMogul was engaging in discussions which could lead to an acquisition and offered up a meeting with TubeMogul.

On August 19, a representative of Party A sent an email to a representative of Morgan Stanley indicating that after internal review, Party A had determined that they were interested in further exploring a potential acquisition of TubeMogul. The representative of Party A requested a meeting with TubeMogul to conduct a more thorough review.

On August 29, a representative from a media company, which we refer to as “Party B”, contacted a representative of Morgan Stanley and indicated that they had interest in exploring a potential acquisition of TubeMogul. The representative of Party B asked if Morgan Stanley knew TubeMogul and could make an introduction. Morgan Stanley discussed the inquiry with Mr. Wilson and agreed to arrange follow-up discussions.

In late August 2016, at a social event, Mr. Wilson encountered a representative of Adobe and they discussed, amongst other industry topics, TubeMogul’s interest in potentially pursuing a sale of the company. In recent years, representatives of TubeMogul, including Mr. Wilson, have had a number of conversations about developing a deeper strategic partnership with Adobe, after becoming acquainted with several senior members of Adobe’s digital marketing and strategy teams, which had also had a number of internal conversations about developing a deeper strategic relationship with TubeMogul. On this basis, Mr. Wilson suggested a meeting with additional Adobe executives to further discuss the topic.

On September 7, representatives of Party B met with representatives of TubeMogul and discussed TubeMogul’s business and the potential for a business combination.

On September 8, TubeMogul and Party A entered into a mutual nondisclosure agreement.

On September 8, representatives of Party A met with Mr. Wilson and discussed TubeMogul’s business and the potential for a business combination. Subsequent to the meeting, representatives of TubeMogul, Morgan Stanley and Party A had a number of exchanges to provide information regarding TubeMogul’s business and to schedule follow-up discussions.

On September 12, in a telephone call with representatives of Party B, representatives of TubeMogul provided them with additional information about TubeMogul, including an overview of TubeMogul’s business.

On September 13, a representative of Morgan Stanley called a representative of Party A who noted that Party A had interest in considering a potential acquisition and were doing the work required to make a decision.

On September 14, following a conversation with Mr. Wilson, a representative of Adobe introduced Mr. Wilson by email to other senior leaders in Adobe’s digital marketing business.

On September 15, Mr. Wilson had a meeting with representatives of a foreign telecom company, which we refer to as “Party C”, who noted that Party C had potential interest in partnering with or potentially acquiring TubeMogul. The representatives of Party C identified a number of key questions and focus areas they would need to understand. Mr. Wilson agreed to follow up with more details to address these questions and provide additional information.

On September 16, Mr. Wilson had a discussion with a representative of Party A during which they discussed how the two companies could work together to provide a more comprehensive solution for joint customers and agreed to continue to explore a potential transaction.

On September 16, in a call with Mr. Wilson, representatives of Party B asked follow-up questions regarding TubeMogul and the proposed timeline and process for a potential acquisition of TubeMogul.

On September 20, representatives of Party B and Party A had separate meetings with Mr. Wilson and other representatives of TubeMogul at a TubeMogul user conference, during which they discussed the history of TubeMogul and provided a further introduction to TubeMogul’s business.

On September 21, a representative of Party C requested that TubeMogul provide additional information regarding TubeMogul’s product, which information was subsequently provided.

On September 23, a representative of Morgan Stanley met with a representative of a social media company, which we refer to as “Party D”, and encouraged Party D to discuss a potential acquisition of TubeMogul, given a perceived strong strategic fit between TubeMogul and Party D. The representative of Morgan Stanley informed the representative of Party D that it appeared that TubeMogul might receive acquisition proposals. The representative of Party D indicated they would have interest in considering a potential transaction.

On September 24, a representative of Morgan Stanley informed a representative of Adobe confidentially that TubeMogul was exploring a potential sale of the company. The representative of Adobe indicated that they would discuss internally and provide feedback on their level of interest. Following that conversation, members of Adobe’s senior management discussed internally whether Adobe should consider a potential acquisition of TubeMogul. They agreed that additional information was needed regarding TubeMogul’s business model and trajectory and product, and scheduled a follow-up meeting with Mr. Wilson.

On September 26, Mr. Wilson spoke with a representative of Party D who indicated that TubeMogul had been identified by Party D as a potential acquisition candidate, although given a variety of other priorities, Party D might not be able to move quickly. Mr. Wilson indicated others were evaluating TubeMogul and considering making acquisition proposals.

On September 26, representatives of Party A sent follow-up due diligence requests and on the following day, representatives of TubeMogul had a call with representatives of Party A to discuss what materials had been provided to date and what Party A still wanted to review.

On September 27, in a call with a representative of Party C, Mr. Wilson provided an overview of TubeMogul’s business.

On September 28, representatives of Adobe met with Mr. Wilson in San Francisco, California, and Mr. Wilson provided a broad general overview of TubeMogul’s business, and the parties discussed TubeMogul’s products and whether they might be a good fit with Adobe’s digital marketing business. After the meeting, Mr. Wilson and representatives of Adobe continued discussions over email, where Mr. Wilson provided additional insights into TubeMogul’s business and market and suggested setting up a product demonstration for the Adobe team.

On September 29, a representative of Morgan Stanley contacted a representative of Party B who indicated that Party B was very interested and performing additional work in order to determine if they would make a proposal. The representative of Morgan Stanley encouraged the representative of Party B to let them know what information was needed in order for them to complete their review.

On September 30, Mr. Wilson had a conversation with representatives of Party B to discuss potential joint opportunities and synergies.

From September 28 through October 3, representatives of Morgan Stanley continued to follow up with members of Adobe’s corporate development team, leading up to an additional telephone conversation with a senior member of Adobe’s corporate development team on October 3, 2016, during which representatives of Morgan Stanley provided additional updates on the process that Morgan Stanley was running on behalf of TubeMogul, including the status and timing of the process. The representatives of Morgan Stanley indicated that TubeMogul’s management viewed Adobe as a strong potential fit.

On October 3, Mr. Wilson spoke with a representative from Party C who reiterated that Party C had heard consistently positive things about TubeMogul and was interested in considering an acquisition. The representative of Party C identified areas of focus for further diligence review.

Between October 3 and October 6, Mr. Wilson had a series of email exchanges with representatives of Adobe discussing the joint opportunities of working together.

On October 4, representatives of TubeMogul and Morgan Stanley met with the representatives of Party B to review an overview of the TubeMogul business and discuss potential joint opportunities. The representatives of Party B indicated they had identified many ways in which the companies could work together and that a potential acquisition could make sense.

On October 5, Mr. Wilson met with representatives of Party C, reviewed TubeMogul’s products and provided a product demonstration. Later that day, a representative of Morgan Stanley had a discussion with a representative of Party C and advised that discussions were underway with several parties, that TubeMogul saw a strong fit with Party C and that TubeMogul would be open to further discussions. The representative of Morgan Stanley noted that Party C should try and make a decision in coming weeks, to which Party C responded that it would be hard for them as an organization to move quickly and meet the proposed timeline. The representative from Party C did indicate that there was serious interest within Party C in reviewing a potential acquisition of TubeMogul, and that Party C’s internal team would continue discussions.

On October 5, Mr. Wilson had a call with a representative of Party A to discuss the potential transaction, and Party A’s process to consider a potential acquisition.

On October 6, a representative of Morgan Stanley had a discussion with a representative from Party B who indicated that Party B was very impressed with TubeMogul and its strategy. The representative of Party B noted they wanted to continue doing due diligence and further understand the joint opportunities so they could complete their analysis and review whether to make an acquisition proposal to their board. He further noted that they would be hiring a financial advisor to help in their review.

On October 6, Mr. Wilson met with representatives of Party C who expressed that Party C believed that there was a strategic fit between the companies. They noted they would discuss the situation internally and determine if Party C had an ability to move more quickly in its review of the potential transaction.

On October 7, a representative of TubeMogul had a call with representatives of Party B to review TubeMogul’s historical financial information and address follow-up questions.

On October 7, Party D and TubeMogul executed a mutual nondisclosure agreement. Later that day, representatives of TubeMogul met with representatives of Party D and provided an overview of the business. The parties discussed potential opportunities to work together, and the representatives of TubeMogul provided a demo of TubeMogul’s software. The parties agreed to conduct follow-up discussions after Party D discussed the potential transaction internally.

On October 10, Party B and TubeMogul executed a mutual nondisclosure agreement.

On October 10, a representative of Morgan Stanley had a discussion with a representative of Party A who indicated that Party A had determined that they were interested in the combination of the two companies and would set up meetings in the coming week to validate a few remaining questions. They also noted they would want to move aggressively on timing if those meetings went well. Later in the day Party A confirmed their interest in a call with Mr. Wilson.

On October 10, a representative of Morgan Stanley spoke with representatives of Party D who indicated that Party D was interested in exploring a potential acquisition and want to move forward quickly. The representatives of Party D noted they would send detailed follow-up questions, confirmed their availability during the week and requested data room access. The representatives of Party D noted they would want to focus on technology, product and finance due diligence to come to a firm decision. The representative of Morgan Stanley advised that Party D should complete their due diligence and come to a decision as soon as possible.

On October 11, Mr. Wilson had a conversation with a representative from Party C who noted Party C wanted to pursue follow-up discussions and further explore a potential acquisition. The representative of Party C noted there was support to pursue a transaction, but that they were not yet in a position to move forward.

On October 11, representatives of TubeMogul had a call with representatives of Party B to review TubeMogul’s due diligence responses and other follow-up questions which Party B had asked.

On October 11, a representative of Party D contacted Mr. Wilson and indicated that the meeting with the representatives of TubeMogul went extremely well, that the Party D team was impressed and that they wanted to continue discussions to explore a potential acquisition.

On October 12, a representative from Party B followed up with Mr. Wilson and noted that the meetings and calls had been helpful in supporting Party B’s interest in considering an acquisition of TubeMogul. The representative from Party B noted that they had reviewed their diligence findings with their internal team and advisors, briefed certain board members and were targeting a November 1 meeting with their board to seek approval to make an acquisition proposal.

On October 12, after representatives of Adobe’s corporate development team had further discussed the potential transaction with representatives of Morgan Stanley, representatives of TubeMogul met with representatives of Adobe to provide a more in-depth business overview and a demonstration of TubeMogul’s software platform. Mr. Wilson and the representatives of Adobe discussed potential synergies of a combination and ways to work together to provide more value to joint customers. Mr. Wilson noted that other parties were doing meaningful work and if Adobe was serious they should accelerate their review.

On October 12, a representative from Morgan Stanley had a discussion regarding TubeMogul with a representative of Adobe. The Adobe representative indicated that he was aware of the conversations that were underway with TubeMogul and noted they had strategic interest in this area. He further noted that they would be very discerning and selective around acquisitions in this sector. The representative of Morgan Stanley indicated that Morgan Stanley and TubeMogul believed TubeMogul would be an excellent fit given Adobe’s strategic initiatives, and that Adobe should undertake a thorough review of the potential transaction, noting that others were doing the same.

On October 13, representatives of TubeMogul met with representatives of Party A to conduct an additional due diligence review. During the course of such meeting, the representatives of Party A confirmed that they intended to complete their review and to seek approval to make an offer in the near term.

On October 14, representatives of Adobe and TubeMogul participated in a follow-up call to continue the discussion from the October 12 meeting. Following the call, the participants continued email discussions wherein Mr. Wilson shared insights with representatives of Adobe on TubeMogul’s progress in the market.

On October 14, in a process update call with management, representatives of Morgan Stanley advised management that Party A had indicated that they would not continue to participate if TubeMogul were to keep the process open through mid-November, and recommended to management that potential bidders be advised to submit their offers by November 1. After consulting with members of the TubeMogul Board, management instructed Morgan Stanley to confirm to potential bidders that they needed to respond by November 1.

On October 14, a representative of Adobe called a representative of Morgan Stanley and indicated that the meeting with TubeMogul had gone well and they were continuing their review to determine whether they would like to submit an offer to acquire TubeMogul. The Adobe representative indicated that they planned to meet as a team to discuss further early the following week. Representatives of Morgan Stanley indicated that the TubeMogul Board was looking for indications of interest by November 1.

On October 17, representatives of TubeMogul and Morgan Stanley met with representatives of Party D to review financial due diligence responses.

On October 17, representatives of TubeMogul met with a representative of Party A to discuss operating alignment and potential joint synergies.

On October 18, a representative of Adobe sent TubeMogul a form of non-disclosure agreement (the “NDA”) which was negotiated by the companies’ in-house attorneys and subsequently executed on October 19.

On October 18, in a call with a representative Adobe, Mr. Wilson reviewed the bid process and timeline.

On October 18, representatives of Party A and TubeMogul management conducted additional due diligence meetings. A representative of Morgan Stanley communicated to Party A that the TubeMogul Board had set a bid deadline of November 1.

On October 18, TubeMogul and Party C executed a mutual nondisclosure agreement.

On October 19, representatives of TubeMogul met with representatives of Party C to further review TubeMogul’s business and potential joint opportunities.

On October 19, following the execution of the NDA by the parties, Brad Rencher, executive vice president and general manager of Adobe’s digital marketing business, and other senior members of Adobe’s digital marketing, technology and corporate development teams participated in a video conference with Mr. Wilson and another representative of TubeMogul, and a representative of Morgan Stanley. During this video conference, the TubeMogul representatives provided a detailed demonstration of TubeMogul’s products and solutions, and answered questions about their business and technology. The representative of Morgan Stanley reiterated to Adobe that the TubeMogul Board was looking for indications of interest by November 1.

On October 19, a representative of Party A contacted Mr. Wilson and indicated Party A could be in a position to make an offer as early as the following day, and asked Mr. Wilson if the TubeMogul Board would be in a position to react to such a proposal. Mr. Wilson indicated that based on the current situation, he did not think so and reconfirmed the recommendation that they submit their proposal on November 1, 2016.

On October 21, a representative of Adobe indicated to a representative of Morgan Stanley that Adobe’s internal discussions regarding a potential acquisition of TubeMogul had been positive. The Adobe representative indicated that Adobe would need to increase diligence efforts the following week before coming to a definitive conclusion on whether Adobe would make a proposal. The Adobe representative noted that it would likely be challenging for Adobe to provide a full proposal by November 1, but confirmed that Adobe understood the timeline of the process.

On October 21, representatives from Party B had a call with representatives of TubeMogul to address follow-up questions regarding the business overview.

On October 21, representatives of Party C called Mr. Wilson and indicated Party C had interest in making an acquisition proposal. Mr. Wilson advised of the November 1 bid deadline and the representative of Party C responded they might be in a position to meet the deadline.

On October 24 and 28, representatives of TubeMogul and Morgan Stanley met with representatives of Party D to discuss potential joint synergies and to conduct technology due diligence.

Between October 24 and October 27, representatives of Party A and TubeMogul management met in a series of finance, tax and other due diligence meetings.

On October 24 and throughout the subsequent week, representatives of Morgan Stanley again reached out via email and telephone to members of Adobe’s corporate development team, offering additional follow-up discussions and suggesting that the parties schedule a full-day, in-person due diligence session for a more in-depth review of TubeMogul’s business and technology. Representatives of Adobe and Morgan Stanley subsequently corresponded via email to coordinate additional due diligence review and schedule a broader due diligence meeting.

On October 25, representatives of TubeMogul had a call with representatives of Party C to address follow-up questions regarding the business overview.

On October 26, representatives from Morgan Stanley had a discussion with representatives of Adobe and discussed additional due diligence meetings that Adobe would need to schedule. The Adobe representatives reiterated that it might be challenging for Adobe to be ready with a proposal by November 1.

On October 27, a representative of TubeMogul had a call with representatives of Party C to address follow-up questions regarding TubeMogul’s business.

On October 28, prior to a regularly scheduled meeting of the TubeMogul Board, the independent members of the TubeMogul Board met in executive session with a representative of DLA Piper LLP (US) (“DLA”), outside counsel to TubeMogul, and without TubeMogul management present, to discuss the potential sale process and to consider potential outcomes that might develop from such process. Following such session, the TubeMogul Board held is regularly scheduled quarterly meeting. At the meeting, the TubeMogul Board conducted its customary review of the operating performance of TubeMogul, including TubeMogul’s results for the quarter ended September 30, 2016 and projections for the quarter ending December 31, 2016. Representatives of Morgan Stanley joined the meeting and reviewed the status of the process, addressing, among other matters, discussions that had taken place to date with potential acquirors of TubeMogul, TubeMogul’s strategic alternatives to enhance stockholder value and a preliminary valuation analysis. A representative from DLA discussed with the TubeMogul Board their fiduciary duties in the context of the consideration of strategic transactions, including at the current stage of considering a potential transaction. The TubeMogul Board discussed the status of the process, addressing, among other matters, TubeMogul’s financial projections that had been provided to all interested parties. After discussion, the TubeMogul Board determined to continue the process and discussed the price per share at which it would consider the potential sale of TubeMogul, and directed management to advise Morgan Stanley that they would be open to a transaction at $14.00 per share. Following the board meeting, the independent members of the TubeMogul Board met again in an executive session with a representative of DLA and without TubeMogul management present to review the matters that had been discussed at the meeting regarding a potential strategic transaction.

On October 28, a representative of Morgan Stanley had a call with a representative of Party A during which Party A was informed that the TubeMogul Board would be open to a proposed acquisition of TubeMogul based upon an offer price of $14.00 per share. The representative of Party A confirmed that Party A was not likely to pay such a price to acquire TubeMogul, but would complete their analysis in order to make a proposal.

On October 31, Party D sent follow-up due diligence requests and reiterated its interest in potentially making an offer to acquire TubeMogul.

Also on October 31, representatives of Adobe reached out to Morgan Stanley to schedule follow-up meetings with TubeMogul management to conduct additional due diligence and further discuss TubeMogul’s business, technology and market opportunity.

On November 1, TubeMogul and Morgan Stanley executed an engagement letter.

On November 1, Mr. Wilson and another representative of TubeMogul had a call with representatives of Adobe to address follow-up questions regarding TubeMogul’s business and technology.

On November 1, representatives of TubeMogul had a call with representatives of Party D to further discuss potential synergies between the companies. Later in the day, representatives of Morgan Stanley had a discussion with representatives of Party D who indicated they were meeting as a team the next day and would provide feedback with regard to their decision about making a potential acquisition proposal. The representative of Party D reaffirmed that they had serious interest.

On November 1, representatives of Morgan Stanley had a call with representatives of Party C and advised them that it appeared likely that the TubeMogul Board would be making a decision regarding an offer later that week, and as a result, Party C should accelerate its review and decision-making process. The representative of Party C indicated that it might be difficult for them to make a proposal before a board meeting they had scheduled for November 9, although would continue exploring the potential transaction and had significant interest in TubeMogul.

On November 1, a representative of Morgan Stanley had a discussion with a representative of Adobe who indicated that Adobe had determined that it had a strategic interest in acquiring TubeMogul and that they needed to complete certain meetings in anticipation of potentially making a proposal to acquire TubeMogul. The Adobe representative indicated that Adobe was very serious and could be in a position to make a proposal within 10 days. The representative of Morgan Stanley advised that the TubeMogul Board was meeting that week and that Adobe should make a proposal as soon as possible given the timeline and initial indication that November 1 would be the bid deadline.

On November 1, Party A submitted to Morgan Stanley a non-binding indication of interest offering an all-cash transaction at a purchase price of $12.00 per share of TubeMogul’s common stock, together with a draft of a proposed merger agreement and other documents and agreements. Representatives of Party A indicated that they had completed their due diligence review and were prepared to move quickly, had proposed a draft merger agreement based upon recently negotiated transactions and believed that a definitive agreement could be signed as early as November 4, 2016. They also indicated that their offer would expire on the evening of November 3, 2016 unless extended.

Later in the evening of November 1, the TubeMogul Board held a special meeting with members of TubeMogul management and representatives of Morgan Stanley and DLA in attendance. The representatives of Morgan Stanley reviewed the terms of an indication of interest that had been delivered by Party A. The indication of interest, together with the additional material provided by Party A, had been provided to the TubeMogul Board in advance of the meeting. The representatives of Morgan Stanley also provided additional information regarding communications with Party A as well as communications with other potential bidders. A representative of DLA reminded the TubeMogul Board of its fiduciary duties in light of an all-cash proposal as discussed at the last meeting of the TubeMogul Board. The TubeMogul Board asked questions and discussion ensued. Among other matters, the TubeMogul Board inquired regarding the likelihood of obtaining a higher offer from Party A or others.

On November 2, representatives from Adobe’s digital marketing business, technology business and corporate development team met with representatives of TubeMogul, including Mr. Wilson, at TubeMogul’s Emeryville, California headquarters, with additional representatives from Adobe’s corporate development team joining telephonically. At this meeting, the Adobe team engaged in additional exploratory due diligence, and members of TubeMogul’s executive team answered questions regarding TubeMogul’s business, technology and market opportunity. Following this meeting, Mr. Wilson followed up by email to a member of the senior management of Adobe’s digital marketing business stating that he felt there was a strong strategic fit between the companies. Later in the day, a representative of Morgan Stanley contacted by email a senior member of Adobe’s corporate development team, informing Adobe that TubeMogul had received a proposal in writing and a definitive agreement that was generally “seller friendly”. The representative of Morgan Stanley further advised Adobe that additional potential bidders were also involved, and if Adobe wanted to make a bid, it would need to make a bid in writing very soon. Adobe’s representative asked for information regarding the price, and Morgan Stanley’s representative informed him that an offer would need to be at least $13.00 per share to be competitive. Morgan Stanley’s representative also requested that any bid from Adobe include as much information as possible regarding the terms involved and the timing of getting a definitive agreement signed and announced.

On November 2, representatives of Party D advised representatives of Morgan Stanley that Party D remained interested and believed in the strategic benefits of an acquisition, but would need more time to complete further diligence on joint synergies. The representative of Party D confirmed that they would not be able to make a decision within the requested timeline given other matters they were focused on, but that they continued to have interest if there were an opportunity to explore at a later time.

On November 2, representatives of Party C met with representatives of TubeMogul and conducted further due diligence. Party C continued to express interest in making an acquisition proposal and requested more time to complete their work.

On November 2, a representative of Party B communicated to a representative of Morgan Stanley that Party B’s board of directors supported its efforts to continue to explore a potential acquisition, but was not yet in a position to make a proposal. The representative from Party B expressed the belief that given sufficient time, they would be in a position to make an offer, although they expected the $14.00 guidance would be hard to achieve.

In the evening of November 2, the TubeMogul Board held a special meeting with members of TubeMogul management and representatives of Morgan Stanley and DLA in attendance. The representatives of Morgan Stanley provided an update regarding discussions with Party A as well as the other parties. The TubeMogul Board discussed seeking an offer of $13.50 per share from Party A in order to enter into an agreement and preclude continuing conversations with others. The TubeMogul Board considered that Party A’s proposal was set to expire the following day, and that Party A had indicated it was finished with diligence and had signaled potential room to move on the price, though Party A had previously stated they would not be willing to offer $14.00 per share. The TubeMogul Board also discussed the relative importance of the price and certainty of the transaction, in relation to possibly seeking to request a lower termination fee, and to include in the merger agreement a “go shop” provision or an exception from the exclusivity provisions of the merger agreement that would permit TubeMogul to continue discussions with other parties currently engaged with TubeMogul. The TubeMogul Board directed Morgan Stanley to see if Party A would agree to a deal at $13.50 per share, while continuing to work with the other parties.

On November 3, representatives of Morgan Stanley had a call with a representative of Party A during which the representatives of Morgan Stanley advised that given the multiple parties that were continuing to explore a potential transaction, the $12.00 per share price proposed by Party A was insufficient for TubeMogul to pursue the timeline proposed by Party A. The representatives from Morgan Stanley further noted that the TubeMogul Board would be willing to work with Party A if they would increase their offer to a price of $13.50 per share and provide in the merger agreement that TubeMogul could continue its discussions with other parties involved in the process, subject to payment of a lower termination fee, if a superior proposal was accepted. Later in the day, a representative from Party A contacted a representative of Morgan Stanley and indicated that, while they were prepared to consider a higher offer, they were not prepared to make a revised proposal without another proposal to respond to.

On November 3, a senior member of the Adobe team called a representative of Morgan Stanley and indicated that Adobe continued to have an interest in making a proposal to acquire TubeMogul and was working as fast as it could to finalize the price and other terms of an offer. The representative of Adobe indicated that Adobe would only make a proposal if Adobe received a commitment that its proposal would not be used as a means to get others to increase their offers, and asked Morgan Stanley to suggest a price at which TubeMogul would be willing to enter into an exclusivity agreement with Adobe. Morgan Stanley indicated they were not authorized by the TubeMogul Board to provide a preclusive price, other than reiterating that the priced needed to be greater than $13.00 per share in order to be competitive on a non-exclusive basis.

On November 3, a representative of Morgan Stanley advised a representative of Party C that TubeMogul had received a proposal and that it might make a decision on a transaction that week. The representative from Party C informed the representative from Morgan Stanley that Party C would not be able to provide feedback until after a November 9 board meeting.

On November 4, a representative of Morgan Stanley and a senior member of Adobe’s corporate development team discussed the current status over the phone. The representative of Morgan Stanley informed Adobe that the TubeMogul Board was planning to pursue an offer from another bidder unless Adobe made an offer that day. The agreement with the other bidder had been received in a form they were potentially willing to sign and subsequently announce as early as the following Monday, November 7, according to the Morgan Stanley representative. However, the representative of Morgan Stanley conveyed that, while an offer of greater than $13.00 per share was required to be competitive on a non-exclusive basis, the TubeMogul Board might consider entering into exclusive negotiations with Adobe if Adobe made a written offer for $14.00 per share in cash and committed to negotiate and sign a definitive agreement by Wednesday, November 9.

Early in the afternoon on November 4, a member of Adobe’s corporate development team informed Morgan Stanley on a telephone call that Adobe was still working on preparing a bid, then sent an email describing a number of items Adobe would require in order to move forward on an accelerated timeline, including additional diligence materials, a copy of TubeMogul’s draft merger agreement and scheduling in-person meetings on Monday, November 7, in the offices of Weil Gotshal & Manges LLP (“Weil”), outside counsel to Adobe. Later that afternoon, a representative of Morgan Stanley confirmed receipt of the email and stated that Adobe would need to submit a written bid by that evening or TubeMogul would begin the process of pursuing a deal with the other bidder.

Later in the evening on November 4, after having received approval from Adobe’s executive team, which had reviewed financial information and projections and other information about TubeMogul’s business, a member of Adobe’s corporate development team submitted a nonbinding indication of interest to acquire all the outstanding shares of TubeMogul for $14.00 per share in cash, subject to customary representations, warranties, covenants and closing conditions, as well as conducting satisfactory due diligence on TubeMogul. The offer was contingent on TubeMogul agreeing to an exclusivity period through November 9 and was to expire on midnight that evening.

In the evening of November 4, the TubeMogul Board held a special meeting with members of TubeMogul management and representatives of Morgan Stanley and DLA in attendance. Representatives of Morgan Stanley advised the TubeMogul Board with respect to the status of discussions with respect to potential transactions and advised the TubeMogul Board that Adobe had submitted a nonbinding indication of interest, a copy of which had been provided to the TubeMogul Board, which proposed an offer of $14.00 per share, but which was conditioned upon further due diligence and TubeMogul agreeing to an exclusivity agreement through November 9, 2016. Morgan Stanley further noted that Party A had indicated that, although there was potential for it to increase its offer, it was unwilling to make a higher offer without confirmation that another higher bid had been received; and Party A also had previously indicated that they were not willing to pay $14.00 per share to acquire TubeMogul. The representatives of Morgan Stanley also updated the TubeMogul Board regarding the status of discussions with all other prospective bidders. The representatives of Morgan Stanley reviewed the updated financial analysis that had been provided to the TubeMogul Board in advance of the meeting. Representatives of Morgan Stanley then reviewed with the TubeMogul Board a letter that Morgan Stanley would be delivering to the TubeMogul Board advising the TubeMogul Board that Morgan Stanley had received compensation from Adobe and Party A for services rendered in the past two years to Adobe and Party A, and that Morgan Stanley was currently providing financial advisory services to Party A on a transaction unrelated to TubeMogul. Representatives of Morgan Stanley confirmed that, in accordance with its internal policies, such compensation did not present a conflict of interest that would preclude Morgan Stanley from representing TubeMogul in connection with a potential transaction with Adobe or Party A. Representatives of Morgan Stanley confirmed that no senior members of the Morgan Stanley transaction team were currently providing services of any type on behalf of Adobe or Party A. Representatives of DLA addressed the TubeMogul Board’s fiduciary duties in connection with the proposed transaction and in particular if the TubeMogul Board was prepared to approve an all-cash offer. Discussion ensued among the members of the TubeMogul Board. Among other matters, the TubeMogul Board discussed its concerns regarding the required exclusivity agreement and the risks associated with the further due diligence work which Adobe had indicated it needed to complete before finalizing a definitive purchase agreement. The TubeMogul Board also discussed with the representatives of Morgan Stanley the likelihood that Party A might raise its offer, and by what potential amount, as well as the likelihood, amount and timing for offers that might be made by the other parties. After further discussion, taking account of the fact that Adobe had made an offer at a price that the TubeMogul Board considered to be preemptive, and that Party A had stated it would not raise its offer to $14.00 per share, the TubeMogul Board authorized the execution and delivery of the exclusivity agreement with Adobe subject to the negotiation of certain changes discussed with the TubeMogul Board.

Subsequent to the meeting of the TubeMogul Board, Morgan Stanley communicated to Adobe that subject to certain modifications to the exclusivity agreement, and agreement that Adobe is committed to working to sign a transaction on November 9, the TubeMogul Board was prepared to enter into an exclusivity agreement and seek to complete the negotiation of a definitive merger agreement. DLA delivered to Weil proposed changes to the form of exclusivity agreement. After further negotiation, later that night the exclusivity agreement was executed.

Later that night, DLA delivered a draft of a proposed merger agreement to Weil.

Between November 5, and the announcement of the execution of the Merger Agreement, representatives of Party C and Party A reached out to Morgan Stanley and to representatives of TubeMogul asking for updates and expressing continued interest in pursuing a transaction. Given the obligations under the exclusivity agreement, neither the representatives of Morgan Stanley nor TubeMogul responded.

On November 7, the parties met at Weil’s offices in Redwood Shores, California, where they engaged in detailed due diligence meetings. Representatives of PwC joined certain of those meetings on behalf of Adobe to participate in financial and tax due diligence. As the meetings were in progress, as required by the exclusivity agreement, a representative of Morgan Stanley informed the Adobe team that two potential bidders were continuing to reach out regarding TubeMogul, and confirmed that Morgan Stanley and TubeMogul had not responded to those communications after the execution of the exclusivity agreement with Adobe.

On November 7, Weil delivered a mark-up of the draft merger agreement as well as a draft Tender and Support Agreement. On November 8 and November 9, representatives of DLA and Weil continued to negotiate the terms of the Merger Agreement and Tender and Support Agreement. Among other issues subject to negotiation were the scope of representations and warranties, the conditions to the Offer and the amount of the proposed termination fee.

On November 8, the TubeMogul Board held a special meeting to consider the terms of the proposed transaction with members of TubeMogul management and representatives of Morgan Stanley and DLA in attendance. The representatives of DLA addressed the TubeMogul Board’s fiduciary duties in connection with the proposed transaction and reviewed the terms of the draft Merger Agreement circulated prior to the TubeMogul Board meeting. Among other matters, the representatives of DLA reviewed the key provisions of the Merger Agreement, including issues that remained subject to negotiation, and in comparison to the draft merger agreement that had been submitted by Party A. Representatives of Morgan Stanley then reviewed their updated financial analysis, confirming that there were no material changes from that previously reviewed with the TubeMogul Board at the November 4, 2016 meeting. They then delivered to the TubeMogul Board Morgan Stanley’s oral opinion, subsequently confirmed in writing by delivery of a written opinion dated November 9, 2016, that, as of that date and based upon and subject to the various limitations, matters, qualifications and assumptions set forth therein, the $14.00 per share price to be received by the holders of shares of TubeMogul common stock, other than Excluded Shares (as defined in the Merger Agreement), pursuant to the Merger

Agreement was fair, from a financial point of view, to such holders. For more information about Morgan Stanley’s opinion, see below under the caption “—Opinion of TubeMogul Financial Advisor”.

After discussing potential reasons for and against the proposed transaction (see below under the caption “—Background of the Transactions; Reasons for the Recommendation of the TubeMogul Board—Reasons for Recommendation”), the TubeMogul Board unanimously authorized management, DLA and Morgan Stanley to continue negotiations with Adobe and, subject to the finalization of such negotiations, unanimously (i) determined that the Merger Agreement, including the Offer, the Merger and the other Transactions, were fair to and in the best interests of TubeMogul and its stockholders, (ii) elected that the Merger Agreement and the Transactions be expressly governed by Section 251(h) of the DGCL, (iii) adopted and approved the Merger Agreement and the form of Tender and Support Agreement, declaring the advisability of the Merger Agreement and approving the Transactions, including the Offer and the Merger, in accordance with the requirements of the DGCL, (iv) approved the execution, delivery and performance by TubeMogul of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, and (v) recommended that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer, in each case, on the terms and subject to the conditions of the Merger Agreement. The TubeMogul Board also took such actions as were necessary to render Section 203 of the DGCL inapplicable to the transactions contemplated by the Merger Agreement and the Tender and Support Agreements and adopted a resolution authorizing amendments to TubeMogul’s bylaws to provide that Delaware courts would be the exclusive forum for certain types of claims relating to TubeMogul.

Following the meeting of the TubeMogul Board, representatives of DLA and Weil continued to negotiate the final terms of the Merger Agreement and the Tender and Support Agreement.

Early in the morning on November 10, the parties executed the Merger Agreement and the Tender and Support Agreements, and issued a joint press release the prior to the opening of stock markets in the United States, announcing the transaction.

Reasons for Recommendation

In evaluating the Merger Agreement and the Transactions, including the Offer and the Merger, and recommending that TubeMogul’s stockholders accept the Offer and tender all of their Shares to Purchaser pursuant to the Offer, the TubeMogul Board consulted with TubeMogul’s management and its financial and legal advisors, and considered a number of factors, including the following (which are not necessarily presented in order of relative importance):

Financial Terms; Certainty of Value

•	The fact that the Offer Price consists solely of cash, which provides certainty of value and liquidity to TubeMogul’s stockholders and does not expose them to any future risks related to the business or the financial markets generally.

•	The relationship of the Offer Price to the trading price of the Shares, including the fact that the Offer Price represents a premium of:

•	Approximately 89.4% to the unaffected closing Share price of TubeMogul’s common stock of $7.39 as of November 7, 2016, the day prior to the TubeMogul Board’s meeting to approve the Merger Agreement;

•	approximately 68.2% to the average closing Share price over the 30 trading day period ending on November 7, 2016; and

•	approximately 46.8% to the average closing Share price over the 90 trading day period ending on November 7, 2016.

•	The oral opinion of Morgan Stanley delivered to the TubeMogul Board, subsequently confirmed in writing, that as of November 9, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley as set forth in the written opinion, the $14.00 in cash per Share to be received by holders of Shares pursuant to the terms of the Merger Agreement was fair, from a financial point of view, to such holders of Shares, as more fully described in the section entitled “—Background of the Transactions; Reasons for the Recommendation of the TubeMogul Board—Opinion of TubeMogul Financial Advisor” beginning on page 31 of this Statement.

TubeMogul’s Operating and Financial Condition and Prospects

•	TubeMogul’s current and historical business, financial condition, results of operations, competitive position, strategic options and prospects, as well as TubeMogul’s long-term business plan and prospects if it was to remain an independent public company, the risks and challenges associated with remaining an independent public company, and the potential impact of those factors on the future trading price of TubeMogul’s common stock.

•	The prospective risks to TubeMogul as a stand-alone public entity, including the risks and uncertainties with respect to (1) achieving TubeMogul’s long-term business plan in light of the current and foreseeable business and market conditions, including the risks and uncertainties of implementing its strategy of migrating customers from its Platform Services offering to its Platform Direct offering, the challenges involved in successfully developing anticipated new products and services and achieving market acceptance for those new, unproven products and services, and its ability to acquire new customers and gain a larger amount of its existing customers’ advertising spend; (2) the risks and uncertainties associated with the U.S. and global economy; (3) general stock market conditions and volatility and (4) the other risks and uncertainties identified in TubeMogul’s filings with the SEC, including its Quarterly Reports on Form 10-Q for the three months ended September 30, 2016 available at www.sec.gov.

•	The TubeMogul Board’s belief, after a comprehensive exploration of the above considerations, that the completion of the Offer and the consummation of the Transactions represent TubeMogul’s best reasonably available alternative for maximizing stockholder value.

Active Competitive Process

•	The fact that TubeMogul actively sought proposals from numerous other parties that it believed were logical potential buyers, as more fully described above under the heading “—Background of the Transactions; Reasons for the Recommendation of the TubeMogul Board—Background of the Transactions,” including strategic buyers and financial sponsors:

•	Representatives of TubeMogul’s financial advisor contacted a total of 19 parties, composed of 16 strategic buyers and three financial sponsors, in an effort to obtain the best value reasonably available to stockholders.

•	TubeMogul, in coordination with its financial advisor, conducted management presentations attended by seven of the interested parties (including Adobe and Party A).

•	Of these parties, TubeMogul received initial indications of interest from two of the parties, Adobe and Party A.

•	Prior to TubeMogul’s entering into an exclusivity arrangement with Adobe, Party A submitted a draft merger agreement.

•	The price offered by Adobe was materially higher than the price offered by Party A and did not include any conditions, covenants or risks of delays as a result of any required financing.

•	The TubeMogul Board’s belief that, based on negotiations and discussions with Adobe, the Offer Price represented the highest price Adobe was willing to pay.

•	The TubeMogul Board’s conclusion that, in light of (1) the perceived risk that a delay in signing the definitive agreement with Adobe would jeopardize TubeMogul’s ability to successfully consummate the transaction with Adobe and (2) Party A’s unwillingness to increase its bid price to match the $13.50 per share price that had been proposed by Morgan Stanley, the Offer Price reflected the highest per share value reasonably available as of the date of the Merger Agreement.

•	The TubeMogul Board’s view that the Merger Agreement (1) was the product of arm’s-length negotiations, (2) contained terms and conditions which were favorable to TubeMogul and (3) was the result of a competitive solicitation process.

Speed and Likelihood of Consummation

•	The structure of the transaction as a two-step transaction under Section 251(h) of the DGCL, which potentially enables the stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame, followed promptly by the Merger in which TubeMogul’s stockholders who do not tender in the Offer will receive the same cash price per share as is paid in the Offer, and that such relatively short timeframe would be expected to reduce the uncertainty and potential disruption to TubeMogul’s business pending closing of the Merger.

•	The likelihood that the Offer and the Merger would be consummated, including that:

•	Purchaser is required, subject to certain exceptions, to extend the Offer.

•	The conditions to the Offer and the Merger are specific and limited, so that the Transactions are likely to be completed if a sufficient number of Shares are tendered in the Offer.

•	The TubeMogul Board’s belief, following consultation with legal counsel, that the Transactions presented a limited risk of not achieving regulatory clearance or having a delay in consummation of the Transactions due to regulatory review.

•	Adobe proposed an all-cash transaction with no financing contingencies.

•	The business reputation and capabilities and the substantial financial resources of Adobe.

•	The outside date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions.

•	The TubeMogul Board’s belief that the terms of the Merger Agreement, taken as a whole, provide a high degree of protection against the risk that the consummation of the Merger will be unduly delayed or that the Merger will not be consummated.

•	The TubeMogul Board’s belief that the Merger Agreement’s restrictions on TubeMogul’s ability to take certain actions during the pendency of the Merger will not unduly interfere with TubeMogul’s ability to operate its business in the ordinary course.

•	TubeMogul’s ability, under certain circumstances pursuant to the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement and to enforce specifically the terms of the Merger Agreement.

Ability to Terminate in Certain Circumstances

•

The TubeMogul Board’s ability, under certain circumstances, to withdraw or change its recommendation in favor of the Offer in response to a superior proposal and to terminate the Merger Agreement in order to enter into an acquisition agreement relating to a superior proposal as determined by the TubeMogul Board in connection with carrying out its fiduciary duties, in each case, subject to the terms of the Merger Agreement and TubeMogul paying Adobe the applicable Termination Fee. Specifically, if the termination fee became payable by TubeMogul as a result of TubeMogul terminating the Merger Agreement in order to enter into a definitive acquisition agreement providing for a superior proposal and certain other circumstances, the amount of the termination fee will be $21 million (the “Termination Fee”).

•	The TubeMogul Board’s belief that the Termination Fee payable to Adobe in certain circumstances was reasonable and customary in the context of termination fees payable in comparable transactions and in light of the overall terms of the Merger Agreement, and would not preclude or unreasonably deter another party from making a competing acquisition proposal with regard to TubeMogul following the announcement of the Merger Agreement and the Transactions.

•	The TubeMogul Board considered the fact that the Tender and Support Agreements terminate in the event that TubeMogul terminates the Merger Agreement, which permits those persons to support a transaction involving a superior proposal following the termination of the Merger Agreement and payment to Adobe of a $21 million termination fee.

General Matters

•	The availability of statutory appraisal rights under the DGCL for the holders of Shares who do not tender their Shares in the Offer and who otherwise comply with the required procedures under the DGCL.

•	The TubeMogul Board’s familiarity with TubeMogul’s business, operations, prospects, business strategy, competitive position, industry trends and dynamics, economic and market conditions, and assets and liabilities and financial condition for the fiscal year ended December 31, 2015, quarterly and nine-month period ended September 30, 2016, and projected results for the 2016 to 2019 fiscal years.

•	The fact that resolutions approving the Merger Agreement were unanimously approved by the TubeMogul Board, which is comprised of a majority of independent directors who are neither affiliated with Adobe nor employees of TubeMogul or any of its subsidiaries, and which retained and received advice from TubeMogul’s outside legal counsel and financial advisor in evaluating, negotiating and recommending the terms of the Merger Agreement.

•	The interest of TubeMogul’s executive officers and directors in the Transactions that may be different from, or in addition to, those of TubeMogul’s stockholders generally.

The TubeMogul Board also considered a number of uncertainties, risks and potentially negative factors in its deliberations concerning the Merger and the other Transactions, including the following (not necessarily in order of relative importance):

•	The fact that the all-cash price, while providing relative certainty of value, would not allow TubeMogul’s stockholders to participate in any possible growth and profits of TubeMogul following the completion of the Transactions.

•	The costs involved in connection with entering into and completing the Transactions process and related actions, the time and effort of TubeMogul’s management and certain other employees required to complete the Transactions process and the related actions, and the related disruptions or potential disruptions to TubeMogul’s business operations and future prospects, including its relationships with its employees, retailers, customers, suppliers, partners and others that do business or may do business in the future with TubeMogul.

•

The terms of the Merger Agreement, including (1) the operational restrictions imposed on TubeMogul between signing and closing (which may delay or prevent TubeMogul from undertaking business opportunities that may arise pending the completion of the transaction or any other action TubeMogul would otherwise take with respect to the operations of TubeMogul absent the pending completion of the Merger), and (2) the Termination Fee that could become payable by TubeMogul if TubeMogul terminates the Merger Agreement to, among other things, accept a superior proposal.

•	The potential stockholder and other lawsuits that may be filed in connection with the Merger Agreement and the contemplated Transactions.

•	The absence of assurance that all conditions to the parties’ obligations, including with respect to required antitrust approvals, to complete the Offer or the Merger will be satisfied.

•	The risk that the proposed Transactions might not be completed and the effect of the resulting public announcement of termination of the Merger Agreement on:

•	The market price of TubeMogul’s common stock, which could be affected by many factors, including (1) the reason for which the Merger Agreement was terminated and whether such termination results from factors adversely affecting TubeMogul, (2) the possibility that the marketplace would consider TubeMogul to be an unattractive acquisition candidate and (3) the possible sale of Shares of TubeMogul’s common stock by short-term investors following the announcement of termination of the Merger Agreement.

•	TubeMogul’s operating results, particularly in light of the costs incurred in connection with the Transactions, including the potential requirement to pay the Termination Fee.

•	The ability to attract and retain key personnel and other employees.

•	Relationships with TubeMogul’s employees, customers, suppliers, partners and others that do business or may do business in the future with TubeMogul.

•	The fact that TubeMogul’s monetary remedy in connection with a breach of the Merger Agreement by Adobe or Purchaser, except in the case of fraud or willful and material breach of the Merger Agreement, may not be sufficient to compensate TubeMogul for losses suffered as a result of a breach of the Merger Agreement by Adobe or Purchaser.

•	The fact that the cash consideration paid in the transaction would be taxable to TubeMogul’s stockholders that are U.S. holders for U.S. federal income tax purposes.

The foregoing discussion is not meant to be exhaustive, but summarizes the material factors considered by the TubeMogul Board in its consideration of the Merger Agreement, the Offer, the Merger and the other Transactions. After considering these and other factors, the TubeMogul Board concluded that the potential benefits of the Merger Agreement, the Offer, the Merger and the other Transactions outweighed the uncertainties and risks. In view of the variety of factors considered by the TubeMogul Board and the complexity of these factors, the TubeMogul Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the foregoing factors in reaching its determination and recommendations. Moreover, each member of the TubeMogul Board applied his or her own personal business judgment to the process and may have assigned different weights to different factors. The TubeMogul Board unanimously adopted and approved the Merger Agreement, the Offer, the Merger and the other Transactions, and recommended that stockholders tender their Shares in the Offer.

Executive Officer and Director Arrangements Following the Merger

As of the date of this Schedule 14D-9, none of TubeMogul’s or its subsidiaries’ current directors or executive officers have entered into any arrangements or other understandings with Adobe, Purchaser or their respective affiliates regarding continued service with the Surviving Corporation or any of its subsidiaries from and after the Effective Time. It is possible that Adobe, Purchaser or their respective affiliates may enter into employment or other arrangements with TubeMogul’s management in the future.

Opinion of TubeMogul Financial Advisor

The TubeMogul Board retained Morgan Stanley to provide it with financial advisory services and a financial opinion in connection with the possible sale of the Company. The TubeMogul Board selected Morgan Stanley to act as TubeMogul’s financial advisor based on Morgan Stanley’s qualifications, expertise and reputation, its knowledge of and involvement in recent transactions in the advertising technology and software industry, and its knowledge and understanding of TubeMogul’s business and affairs. At the meeting of the TubeMogul Board on November 8, 2016, Morgan Stanley rendered to the TubeMogul Board its oral opinion, that as of November 7, 2016, and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Morgan Stanley, the consideration to be received by the holders of shares of TubeMogul’s common stock (other than Excluded Shares), pursuant to the Merger Agreement, was fair from a financial point of view to such stockholders. This was subsequently confirmed in writing with analysis updated for information available as of November 9, 2016, the last day full trading day prior to execution of the Merger Agreement, as set forth in its written opinion.

The full text of the written opinion of Morgan Stanley, dated as of November 9, 2016, is attached to this Schedule 14D-9 as Annex A and is incorporated by reference in this Schedule 14D-9 in its entirety. You are encouraged to read the opinion in its entirety for a discussion of the assumptions made, procedures followed, matters considered and qualifications and limitations upon the scope of the review undertaken by Morgan Stanley in rendering its opinion. Morgan Stanley’s opinion was directed to the TubeMogul Board, in its capacity as such, and addresses only the fairness from a financial point of view of the consideration to be received by the holders of shares of TubeMogul’s common stock (other than Excluded Shares), pursuant to the Merger Agreement and as of the date of the opinion. It did not address any other aspects or implications of the Offer and the Merger and does not constitute an opinion or a recommendation as to how the stockholders of the Company should act or vote in connection with any of the transactions contemplated by the Merger Agreement, including, without limitation, as to whether the stockholders of the Company should tender their shares in the Offer. The summary of the opinion of Morgan Stanley set forth below is qualified in its entirety by reference to the full text of the opinion.

In connection with rendering its opinion, Morgan Stanley, among other things:

•	Reviewed certain publicly available financial statements and other business and financial information of the Company;

•	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

•	Reviewed certain financial projections prepared by the management of the Company;

•	Discussed the past and current operations and financial condition and the prospects of the Company with the senior executives of the Company;

•	Reviewed the reported prices and trading activity for shares of Company common stock;

•	Compared the financial performance of the Company and the prices and trading activity of shares of Company common stock with that of certain other publicly traded companies comparable with the Company, and their securities;

•	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

•	Participated in certain discussions and negotiations among representatives of the Company and Adobe and certain affiliates of Adobe and their financial and legal advisors;

•	Reviewed a draft of the Merger Agreement dated November 9, 2016 and certain related documents; and

•	Performed such other analyses, reviewed such other information and considered such other factors as Morgan Stanley deemed appropriate.

In arriving at its opinion, Morgan Stanley assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to Morgan Stanley by the Company, and formed a substantial basis for its opinion. With respect to the financial projections, Morgan Stanley assumed that they had been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, Morgan Stanley assumed that the Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement would not differ in any material respect from the draft furnished to Morgan Stanley. Morgan Stanley assumed that, in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Offer and the Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Offer and Merger. Morgan Stanley is not a legal, tax or regulatory advisor. Morgan Stanley is a financial advisor only and relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. Morgan Stanley expressed no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the consideration to be received by the holders of Shares in the Offer and the Merger. Morgan Stanley did not make any independent valuation or appraisal of the Company’s assets or liabilities, nor was Morgan Stanley furnished with any such valuations or appraisals. Morgan Stanley’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Morgan Stanley as of, November 9, 2016. Events occurring after November 9, 2016 may affect Morgan Stanley’s opinion and the assumptions used in preparing it, and Morgan Stanley did not assume any obligation to update, revise or reaffirm its opinion.

Summary of Financial Analyses

The following is a brief summary of the material analyses performed by Morgan Stanley in connection with its oral opinion delivered November 8, 2016 and the preparation of its written opinion letter dated November 9, 2016, to the TubeMogul Board. The following summary is not a complete description of Morgan Stanley’s opinion or the financial analyses performed and factors considered by Morgan Stanley in connection with its opinion, nor does the order of analyses described represent the relative importance or weight given to those analyses. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before November 9, 2016 (the last full trading day prior to the execution of the Merger Agreement). The various analyses summarized below were based on the closing price of $7.67 per Share as of November 9, 2016 and are not necessarily indicative of current market conditions. Some of these summaries of financial analyses include information presented in tabular format. In order to fully understand the financial analyses used by Morgan Stanley, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. The analyses listed in the tables and described below must be considered as a whole; considering any portion of such analyses and of the factors considered, without considering all analyses and factors, could create a misleading or incomplete view of the process underlying Morgan Stanley’s opinion.

In performing the financial analysis summarized below and arriving at its opinion, Morgan Stanley used and relied upon certain financial projections provided by the Company’s management, and referred to below as the management case, and certain financial projections based on Wall Street research reports and referred to below as the street case. These financial projections are more fully described under the caption “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of TubeMogul.”

Public Trading Comparables Analysis

Morgan Stanley performed a public trading comparables analysis, which provides an implied value of a company by comparing it to similar companies that are publicly traded. Morgan Stanley reviewed and compared certain financial estimates for the Company with comparable publicly available consensus equity analyst research estimates for selected advertising technology and software companies that share similar business characteristics and have certain comparable operating characteristics including, among other things, similarly sized revenue and/or revenue growth rates, market capitalization, profitability, and/or scale (we refer to these companies as the comparable companies). These companies were the following:

•	Criteo S.A.

•	Marin Software Incorporated

•	Rocket Fuel Inc.

•	The Rubicon Project, Inc.

•	The Trade Desk, Inc.

•	Tremor Video, Inc.

•	YuMe, Inc.

Based on its analysis of the relevant metrics for each of the comparable companies and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of net revenue multiples and applied these ranges of multiples to the estimated 2017 net revenue for the Company, based on the street and management cases. Ad tech comparable companies have different revenue recognition methodologies. For example, TubeMogul recognizes revenue for Platform Direct on a net basis and recognizes revenue for Platform Services on a gross basis. In order to compare multiples, Morgan Stanley used TubeMogul Gross Profit as a proxy for net revenue, and Morgan Stanley made similar adjustments for other companies in order to approximate their net revenue. For this analysis, Morgan Stanley defined “net revenue” as TubeMogul’s total revenue minus cost of revenue, as those terms are described in TubeMogul’s historical financial statements (also described in the section “Item 4. The Solicitation or Recommendation—Certain Unaudited Prospective Financial Information of TubeMogul” as gross profit).

Based on the outstanding shares of TubeMogul common stock on a fully diluted basis (including outstanding options and restricted stock units) as provided by the Company’s management on November 7, 2016, Morgan Stanley calculated the estimated implied value per Share as of November 9, 2016 as follows:

Source of Calendar Year 2017 Estimated Net Revenue	Selected Comparable Company Multiple Ranges	Implied Value Per Share of Common Stock ($)
Management Case	1.5x – 2.5x	8.26 – 12.67
Street Case	1.5x – 2.5x	7.82 – 11.93

Morgan Stanley noted that the consideration to be received by holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is $14.00 per share.

No company utilized in the public trading comparables analysis is identical to the Company. In evaluating the comparable companies, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s and Morgan Stanley’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using comparable company data.

Discounted Equity Value Analysis

Morgan Stanley performed a discounted equity value analysis, which provides insight into the potential future equity value of a company as a function of the company’s estimated future earnings. The resulting equity value is subsequently discounted to arrive at an estimate of the implied present value. In connection with this analysis, Morgan Stanley calculated a range of implied present equity values per Share on a standalone basis. To calculate the discounted equity value using the management cases, Morgan Stanley used calendar year 2018 net revenue and EBITDA projections provided by the Company’s management. In addition, Morgan Stanley reviewed a street case, which is based on a Wall Street research report dated September 27, 2016. Based upon the application of its professional judgment and experience, Morgan Stanley applied a range of net revenue and EBITDA multiples to these estimates and applied a discount rate of 11.5%, which was used based on the Company’s estimated cost of equity.

The following table summarizes Morgan Stanley’s analysis:

Source of Calendar Year 2018 Estimated Net Revenue	Comparable Company Representative Multiple Ranges	Implied Value Per Share of Common Stock ($)
Management Case	1.5x – 2.5x	8.24 – 12.81
Street Case	1.5x – 2.5x	7.71 – 11.92

Source of Calendar Year 2018 Estimated EBITDA	Comparable Company Representative Multiple Ranges	Implied Value Per Share of Common Stock ($)
Management Case	8.0x – 12.0x	8.19 –11.59
Street Case	8.0x – 12.0x	8.25 –11.68

Morgan Stanley noted that the consideration to be received by holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is $14.00 per share.

Discounted Cash Flow Analysis

Morgan Stanley performed a discounted cash flow analysis, which provides an implied value of a company by calculating the present value of the estimated future cash flows and terminal value of such company. Morgan Stanley calculated a range of equity values per Share based on a discounted cash flow analysis to value the Company as a stand-alone entity. Morgan Stanley utilized estimates from the management cases and the street case for purposes of its discounted cash flow analysis, as more fully described below.

Morgan Stanley first calculated the estimated unlevered free cash flow which Morgan Stanley defined as adjusted earnings before interest, taxes, depreciation and amortization, less (1) stock-based compensation expense, (2) taxes, and (3) capital expenditures, and less or plus, as applicable, (4) changes in working capital. The management case estimates through 2019 were based on projections prepared by the Company’s management, and the estimated unlevered free cash flow for calendar years 2020 through 2026 were based on extrapolations of such estimates discussed with and approved by the Company’s management. The street case estimates through 2018 were based on a publicly available Wall Street research report dated September 27, 2016 and the estimated unlevered free cash flow for calendar years 2019 through 2026 were based on extrapolations discussed with and approved by the Company’s management. Morgan Stanley calculated the net present value of free cash flows for the Company for the years 2017 through 2026. Based on the perpetual growth rates ranging from 2.5% to 3.5% selected based upon the application of its professional judgment and experience, Morgan Stanley calculated terminal values in the year 2026. The free cash flows and terminal values were discounted to present values as of December 31, 2016 at a discount rate ranging from 10.5% to 12.5%, which discount rates were selected, upon the application of Morgan Stanley’s professional judgment and experience, to reflect an estimate of the Company’s weighted average cost of capital.

Based on the Company’s cash balance and outstanding debt as reflected in the Company’s September 30, 2016 balance sheet and the outstanding Shares on a fully-diluted basis (including outstanding options and restricted stock units) as provided by the Company’s management on November 7, 2016, Morgan Stanley calculated the estimated implied value per share of TubeMogul common stock as of December 31, 2016 as follows:

Implied Value Per Share of Common Stock ($)
Management Case	8.65 –12.53
Street Case	8.19 – 11.31

Morgan Stanley noted that the consideration to be received by holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is $14.00 per share.

Precedent Transactions Analysis

Morgan Stanley performed a precedent transactions analysis, which implies a value of a company based on publicly available financial terms and premia of selected transactions. Morgan Stanley compared publicly available statistics for select advertising technology transactions occurring between 2010 and November 9, 2016 (the last full trading session prior to the execution of the Merger Agreement). Morgan Stanley selected such comparable transactions because they shared certain characteristics with the Offer and the Merger. The following is a list of the advertising technology transactions reviewed (Target / Acquiror):

adap.tv Inc. / AOL INC.

AdMeld Inc. / Google Inc.

Aggregate Knowledge Inc. / NeuStar, Inc.

AOL INC. / Verizon Communications Inc.

Auditude Inc. / Adobe Systems Incorporated

BlueKai Inc. / Oracle Corporation

Brightroll, Inc. / Yahoo! Inc.

Conversant, Inc. / Alliance Data Systems Corporation

Dotomi, Inc. / ValueClick, Inc.

Efficient Frontier, Inc. / Adobe Systems Incorporated

Greystripe Inc. / ValueClick, Inc.

interclick, inc. / Yahoo! Inc.

Invite Media Inc. / Google Inc.

Jumptap Inc. / Millenial Media Inc.

Live Ramp, Inc. / Acxiom Corporation

MarketShare Partners, LLC / Neustar, Inc.

Quattro Wireless Inc. / Apple Inc.

For the transactions listed above, Morgan Stanley noted the aggregate value of the transaction as a multiple to the next twelve months revenue.

Morgan Stanley also reviewed 47 precedent transactions occurring between 2015 and November 2, 2016, which involved U.S. publicly listed companies in the technology sector and which had a transaction value of greater than $250 million and all-cash consideration. For these transactions, Morgan Stanley noted the distributions of the following financial statistics, where available: (1) the implied premium to the acquired company’s closing share price on the last trading day prior to announcement (or the last trading day prior to the share price being affected by acquisition rumors or similar merger-related news) and (2) the implied premium to the acquired company’s 30-trading-day average closing share price prior to announcement (or the last 30-trading-day average closing share price prior to the share price being affected by acquisition rumors or similar merger-related news).

Based on its analysis of the relevant metrics and time frame for each of the transactions listed above and upon the application of its professional judgment and experience, Morgan Stanley selected representative ranges of implied premia and financial multiples of the transactions and applied these ranges of premia and financial multiples to the relevant financial statistic for the Company. Ad tech comparable companies have different revenue recognition methodologies. For example, TubeMogul recognizes revenue for Platform Direct on a net basis and recognizes revenue for Platform Services on a gross basis. In order to compare multiples, Morgan Stanley used TubeMogul Gross Profit as a proxy for net revenue, and Morgan Stanley made similar adjustments for other companies in order to approximate their net revenue. The following table summarizes Morgan Stanley’s analysis:

Precedent Transactions Financial Statistics	Representative AV to Estimated NTM Revenue Multiple Ranges	Implied Value Per Share of Common Stock ($)
Source of CY 2017 Estimated Net Revenue
Management Case	2.0x – 3.5x	10.47 – 17.07
Street Case	2.0x – 3.5x	9.88 – 16.04

Premia	25th to 75th Percentile Ranges
Premium to 1-Day Prior Closing Share Price ($7.67)	30% – 46%	10.00 – 11.18
Premium to 30-Day Average Closing Share Price ($8.22)	30% – 50%	10.72 – 12.31

Morgan Stanley noted that the consideration to be received by holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is $14.00 per share.

No company or transaction utilized in the precedent transactions analysis is identical to the Company or the Offer or the Merger. In evaluating the precedent transactions, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general, which could affect the public trading value of the companies and the aggregate value and equity value of the transactions to which they are being compared. The fact that points in the range of implied present value per share of the Company derived from the valuation of precedent transactions were less than or greater than the consideration is not necessarily dispositive in connection with Morgan Stanley’s analysis of the consideration for the Offer and the Merger, but one of many factors Morgan Stanley considered.

Other Information

Morgan Stanley observed additional factors that were not considered part of Morgan Stanley’s financial analysis with respect to its opinion, but which were noted as reference data for the TubeMogul Board including the following information described under the sections titled “Trading Range” and “Equity Research Analysts’ Future Price Targets.”

Trading Range

Morgan Stanley noted the trading range with respect to the historical share prices of TubeMogul common stock. Morgan Stanley reviewed the range of closing prices of TubeMogul common stock for various periods ending on November 9, 2016 (the last full trading session prior to the execution of the Merger Agreement). Morgan Stanley observed the following:

Period Ending November 9, 2016	Range of Closing Trading Prices ($)
Last Month (10/9/2016 – 11/9/2016)	7.14 – 8.96
Last Three Months (8/9/2016 – 11/9/2016)	7.14 – 10.05
Last Six Months (5/9/2016 – 11/9/2016)	7.14 – 12.89
Last Twelve Months (11/9/2015 – 11/9/2016)	7.14 – 14.41

Morgan Stanley noted that the consideration to be received by holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement is $14.00 per share.

Morgan Stanley observed that the Company Common Stock closed at $7.67 on November 9, 2016 (the last full trading day prior to the execution of the merger agreement). Morgan Stanley noted that the consideration per share of Company Common Stock of $14.00 pursuant to the Merger Agreement reflected a 82.5% premium to the closing price per share of Company Common Stock on November 9, 2016, a 70.3% premium to the average closing price per share of Company Common Stock for the 30 trading days prior to and including November 9, 2016, a 61.2% premium to the average closing price per share of Company Common Stock for the 60 trading days prior to and including November 9, 2016, a 47.9% premium to the average closing price per share of Company Common Stock for the 90 trading days prior to and including November 9, 2016 and a 2.8% discount to the highest closing price per share of Company Common Stock for the twelve months prior to and including November 9, 2016.

Equity Research Analysts’ Future Price Targets

Morgan Stanley reviewed future public market trading price targets for TubeMogul common stock prepared and published by equity research analysts from August 8, 2016 to October 7, 2016. These one-year forward targets reflected each analyst’s estimate of the future public market trading price of TubeMogul common stock. The range of undiscounted analyst price targets for TubeMogul common stock was $10.00 to $17.00 per share, with a median of $14.00 per share. The range of analyst price targets per share for TubeMogul common stock discounted for one year at a rate of 11.5%, such discount rate selected by Morgan Stanley upon the application of its professional judgment to reflect the Company’s cost of equity, as of November 9, 2016, was $8.97 to $15.24 per share, and a corresponding median of $12.55.

The public market trading price targets published by equity research analysts do not necessarily reflect current market trading prices for TubeMogul common stock, and these estimates are subject to uncertainties, including the future financial performance of the Company and future financial market conditions.

General

In connection with the review of the Offer and the Merger by the TubeMogul Board, Morgan Stanley performed a variety of financial and comparative analyses for purposes of rendering its opinion. The preparation of a financial opinion is a complex process and is not necessarily susceptible to a partial analysis or summary description. In arriving at its opinion, Morgan Stanley considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor it considered. Morgan Stanley believes that selecting any portion of its analyses, without considering all analyses as a whole, would create an incomplete view of the process underlying its analyses and opinion. In addition, Morgan Stanley may have given various analyses and factors more or less weight than other analyses and factors, and may have deemed various assumptions more or less probable than other assumptions. As a result, the ranges of valuations resulting from any particular analysis described above should not be taken to be Morgan Stanley’s view of the actual value of the Company. In performing its analyses, Morgan Stanley made numerous assumptions with respect to industry performance, general business, regulatory, economic, market and financial conditions and other matters, many of which are beyond the Company’s control. These include, among other things, the impact of competition on the Company’s business and the industry generally, industry growth, and the absence of any adverse material change in the financial condition and prospects of the Company and the industry, and in the financial markets in general. Any estimates contained in Morgan Stanley’s analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by such estimates.

Morgan Stanley conducted the analyses described above solely as part of its analysis of the fairness from a financial point of view of the consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement and in connection with the delivery of its opinion, dated November 9, 2016, to the TubeMogul Board. These analyses do not purport to be appraisals or to reflect the prices at which the Shares might actually trade.

The consideration to be received by the holders of Shares (other than Excluded Shares) pursuant to the Merger Agreement was determined through arm’s-length negotiations between the Company and Adobe and was approved by the TubeMogul Board. Morgan Stanley provided advice to the TubeMogul Board during these negotiations but did not, however, recommend any specific consideration to the Company or the TubeMogul Board, nor did Morgan Stanley opine that any specific consideration constituted the only appropriate consideration for the Offer and the Merger. Morgan Stanley’s opinion did not address the relative merits of the Offer and the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available. Morgan Stanley’s opinion was not intended to, and does not, constitute an opinion or recommendation as to whether the stockholders of the Company should tender shares into the Offer, or take any other action in connection with the Offer and the Merger.

Morgan Stanley’s opinion and its presentation to the TubeMogul Board was one of many factors taken into consideration by the TubeMogul Board in unanimously adopting resolutions: (i) determining that the Merger Agreement, including the Offer, the Merger and the other transactions contemplated thereby, are fair to and in the best interests of TubeMogul and its stockholders; (ii) electing that the Merger Agreement and the transactions contemplated thereby be expressly governed by Section 251(h) of the DGCL; (iii) adopting and approving the Merger Agreement, declaring the advisability of the Merger Agreement and approving the transactions contemplated thereby, including the Offer and the Merger, in accordance with the requirements of the DGCL; (iv) approving the execution, delivery and performance by TubeMogul of the Merger Agreement and the consummation of the transactions contemplated thereby, including the Offer and the Merger; and (v) recommending that the holders of Shares accept the Offer and tender their Shares pursuant to the Offer. Consequently, the analyses as described above should not be viewed as determinative of the opinion of the TubeMogul Board with respect to the consideration pursuant to the Merger Agreement or of whether the TubeMogul Board would have been willing to agree to different consideration. Morgan Stanley’s opinion was approved by a committee of Morgan Stanley investment banking and other professionals in accordance with Morgan Stanley’s customary practice.

The TubeMogul Board retained Morgan Stanley based upon Morgan Stanley’s qualifications, experience and expertise. Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Its securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of their customers, in debt or equity securities or loans of Adobe and its affiliates, the Company, or any other company, or any currency or commodity, that may be involved in the Offer and the Merger, or any related derivative instrument.

Under the terms of its engagement letter, Morgan Stanley provided the TubeMogul Board with financial advisory services and a financial opinion, described in this section and attached to this Schedule 14D-9 as Annex I, in connection with the Offer and the Merger, and the Company has agreed to pay Morgan Stanley a fee of approximately $12.9 million for its services, approximately $11.6 million of which is contingent upon the closing of the Merger and $1.3 million of which has already been paid following the execution of the Merger Agreement. The Company also agreed to reimburse Morgan Stanley for its expenses, including reasonable fees of outside counsel and other professional advisors, incurred in connection with its engagement. In addition, the Company agreed to indemnify Morgan Stanley and its affiliates, its and their respective officers, directors, employees and agents and each other person, if any, controlling Morgan Stanley or any of its affiliates against certain liabilities and expenses, including certain liabilities under the federal securities laws, relating to, arising out of or in connection with Morgan Stanley’s engagement.

In the two years prior to November 4, 2016, Morgan Stanley and its affiliates have not been engaged on any financial advisory or financing assignments for the Company, and have not received any fees for such services from the Company during that time. In the two years prior to the date of Morgan Stanley’s opinion, Morgan Stanley and its affiliates have received aggregate fees of less than $1 million for financing services provided to Adobe. Morgan Stanley may seek to provide financial advisory and financing services to Adobe, the Company and their respective affiliates in the future and would expect to receive fees for the rendering of these services.

Certain Unaudited Prospective Financial Information of TubeMogul

While TubeMogul issues near-term revenue, EBITDA and earnings guidance as a matter of course, it does not publicly disclose internal forecasts or projections as to future performance, earnings or results of operations due to, among other reasons, the uncertainty of the underlying assumptions and estimates. However, TubeMogul is including certain unaudited prospective financial information in this Schedule 14D-9, referred to as the “Management Projections,” to provide TubeMogul’s stockholders access to a summary of certain non-public unaudited prospective financial information, certain of which was made available to Adobe and other potential bidders as part of the bidding process, and in order to assist in the completion of applicable financial analysis and due diligence review of TubeMogul. In addition, this information was provided to the TubeMogul Board in connection with its consideration of the Transactions and also provided by TubeMogul’s management to Morgan Stanley in connection with the rendering of its opinion to the TubeMogul Board and performing its related financial analysis. The Management Projections are not included in this Schedule 14D-9 to influence a TubeMogul stockholder’s decision whether to tender Shares in the Offer or for any other purpose.

The Management Projections were not prepared with a view toward public disclosures, and the inclusion of such information should not be regarded as an indication that any of TubeMogul, its financial advisors or any other recipient of this information considered, or now considers, it to be necessarily predictive of actual future results. Additionally, the Management Projections did not take into account any circumstances or events occurring after the date they were prepared, including the Transactions or the announcement thereof. Further, these projections did not take into account the effect of any failure of the Merger to occur, and should not be viewed as applicable or continuing in that context.

While presented with numerical specificity, the Management Projections reflect numerous estimates and assumptions made by TubeMogul’s management with general business, economic, competitive and geopolitical conditions and additional matters specific to TubeMogul’s business, all of which are difficult to predict and many of which are beyond TubeMogul’s control. Important factors that may affect actual results and the achievability of the Management Projections include, but are not limited to, (1) the success of TubeMogul’s execution of its business strategy; (2) market acceptance of new products and growth in sales of core products and services (3) competition within TubeMogul’s industry (4) the effect of global economic conditions and changes in tax and other legislation; and (5) other risk factors described in TubeMogul’s Quarterly Reports on Form 10-Q for the three months ended September 30, 2016. In addition, the Management Projections may be affected by TubeMogul’s ability to achieve strategic goals, objectives and targets over the applicable period.

The Management Projections are subjective in many respects. As a result, there can be no assurance that the prospective results will be realized or that actual results will not be significantly higher or lower than estimated. Since the Management Projections cover multiple years, such information by its nature becomes less predictive with each successive year. See Item 8 under the heading “Additional Information—Forward-Looking Statements.” The unaudited prospective financial information was not prepared with a view toward complying with United States generally accepted accounting principles (“GAAP”), the published guidelines of the SEC regarding projections or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. Neither TubeMogul’s independent registered public accounting firm nor any other independent accountants have compiled, examined, or performed any procedures with respect to the Management Projections contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability. The report of TubeMogul’s independent registered public accounting firm contained in TubeMogul’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015 relates to TubeMogul’s historical financial information. It does not extend to Management Projections and should not be read to do so. Furthermore, the Management Projections do not take into account any circumstances or events actually occurring after the date they were prepared.

The Management Projections assumed a compound annual revenue growth rate for fiscal year 2016 through fiscal year 2019 of approximately 20.4%. The Management Projections assumed the successful execution of its business strategy. The Management Projections were provided to Adobe and other potential bidders that entered into confidentiality agreements and expressed interest in conducting due diligence on TubeMogul.

Management Projections:

	(in millions, except where noted)(1)
	FY2017E	FY2018E	FY2019E
Revenue	$275	$330	$386
Gross Profit	$194	$234	$273
Non-GAAP Operating Income(2)	$14	$39	$63
Non-GAAP Adjusted EBITDA(3)	$19	$44	$69
Non-GAAP Unlevered Free Cash Flow(4)	$(27)	$(10)	$4

(1)	The projected financial data provided in this table has not been updated to reflect TubeMogul’s current views of its future financial performance, and should not be treated as guidance with respect to projected results for 2017 or any other period.
(2)	Non-GAAP Operating Income is income from operations excluding the impact of stock-based compensation expense, restructuring charges, expenses related to non-routine stockholder matters, and acquisition related expenses.
(3)	Non-GAAP Adjusted EBITDA represents non-GAAP operating income plus depreciation and amortization.
(4)	Non-GAAP Unlevered Free Cash Flow is Non-GAAP Adjusted EBITDA, less (i) stock-based compensation expense, (ii) taxes, (iii) capital expenditures, and (iv) changes in net working capital.

In connection with Morgan Stanley’s financial analyses, Morgan Stanley extrapolated the financial projections reflected in the Management Projections to fiscal years 2018 to 2026, which extrapolations were discussed with, and approved by, TubeMogul management for Morgan Stanley’s use in connection with its financial analyses and provided to the TubeMogul Board. In addition, Morgan Stanley calculated TubeMogul’s projected unlevered free cash flow for each period based on the Management Projections, which calculation was also discussed with, and approved by, TubeMogul management. Morgan Stanley’s extrapolations and calculation of unlevered free cash flow based on the Management Projections are set forth below.

	(in millions, except where noted)
	Management Projections			Extrapolations
	FY 2017E	FY 2018E	FY 2019E	FY 2020E	FY 2021E	FY 2022E	FY 2023E	FY 2024E	FY 2025E	FY 2026E
Revenue	$275	$330	$386	$444	$502	$558	$610	$656	$693	$719
Gross Profit	$194	$234	$273	$314	$355	$398	$439	$477	$508	$532
Non-GAAP Adjusted EBITDA(1)	$19	$44	$69	$85	$103	$124	$145	$167	$188	$201
Non-GAAP Unlevered Free Cash Flow(2)	$(27)	$(10)	$4	$10	$17	$26	$35	$46	$58	$66

(1)	Non-GAAP Adjusted EBITDA represents non-GAAP operating income plus depreciation and amortization.
(2)	Non-GAAP Unlevered Free Cash Flow is Non-GAAP Adjusted EBITDA, less (i) stock-based compensation expense, (ii) taxes, (iii) capital expenditures, and (iv) changes in net working capital.

No representation is made by TubeMogul or any other person to any stockholder of TubeMogul regarding the ultimate performance of TubeMogul compared to the information included in the above Management Projections. The inclusion of the Management Projections in this Schedule 14D-9 should not be regarded as an indication that such prospective financial information will be an accurate prediction of future events, and they should not be relied on as such. In light of the foregoing factors and the uncertainties inherent in the Management Projections, TubeMogul’s stockholders are cautioned not to place undue, if any, reliance on such financial information.

TUBEMOGUL DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE ABOVE MANAGEMENT PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE MADE OR TO REFLECT THE OCCURRENCE OF EVENTS THAT TAKE PLACE THEREAFTER, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING SUCH UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE NO LONGER APPROPRIATE.

Some of the Management Projections presented above are “non-GAAP financial measures,” which are financial performance measures that are not calculated in accordance with GAAP. These non-GAAP financial measures should not be viewed in isolation from, or as a substitute for, financial information prepared in accordance with GAAP. Furthermore, there are limitations inherent in non-GAAP financial measures because such measures exclude charges and credits that are required to be included in a GAAP presentation. The summary of such information above is included solely to give stockholders access to the information that was made available to Morgan Stanley, Adobe and other potential bidders, and is not included in this filing in order to influence any stockholder to make any investment decision with respect to the Offer or Merger, including whether or not to seek appraisal rights with respect to the Shares.

The non-GAAP financial measures included in the Management Projections constitute forward-looking information. TubeMogul believes that a reconciliation of such forward-looking information to the most comparable financial measure calculated and presented in accordance with GAAP would require TubeMogul to quantify, for future periods, its stock-based compensation expense, restructuring charges, expenses related to non-routine stockholder matters, acquisition related expenses, and depreciation and amortization expense. Without unreasonable efforts, none of these components can be quantified for the projection period of 2016 through 2019 due to the combination of variability and volatility of such components, any of which may, depending on the size of the components, have a significant impact on reconciliation.

Intent to Tender

To the knowledge of TubeMogul, each executive officer and director of TubeMogul currently intends to tender all of his or her Shares in the Offer.

In addition, each of Mssrs. Chopra, Garg, Wilson, Toth, Deeds, Lazar, Eadie, and Fradin have entered into a Tender and Support Agreement pursuant to which each has agreed, in his capacity as a stockholder of TubeMogul, to tender all of his Shares, as well as any additional Shares that he may acquire, to Purchaser in the Offer. See the section captioned “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between TubeMogul, Adobe and Purchaser—Tender and Support Agreements.”

Item 5.	Persons/Assets Retained, Employed, Compensated or Used

Under the terms of an engagement letter, Morgan Stanley provided TubeMogal with financial advisory services in connection with a contemplated sale of TubeMogul, which includes the Offer and the Merger. For further information with respect to the arrangements between TubeMogul and Morgan Stanley, see the information included under the caption “Item 4. The Solicitation or Recommendation—Opinion of TubeMogul Financial Advisor—General.”

Except as set forth above, neither TubeMogul nor any person acting on its behalf has employed, retained or compensated, or currently intends to employ, retain or compensate, any person to make solicitations or recommendations to the stockholders of TubeMogul on its behalf in connection with the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company

Other than as set forth below, no transactions with respect to the Shares have been effected by TubeMogul or, to the knowledge of TubeMogul after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Price per Share ($)		Nature of Transaction
Brett Wilson	10/11/2016	15,000	$8.6926	(1)	Sale pursuant to 10b5-1 plan
Brett Wilson	10/12/2016	15,000	$8.4349	(2)	Sale pursuant to 10b5-1 plan
Keith Eadie	10/14/2016	5,000	$0.60		Exercise of Employee Stock Option
Keith Eadie	10/14/2016	9,240	$8.2966	(3)	Sale pursuant to 10b5-1 plan

(1)	The price reported above is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.44 to $8.93 per share.
(2)	The price reported above is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.37 to $8.53 per share.
(3)	The price reported above is a weighted average price. These shares were sold in multiple transactions at prices ranging from $8.18 to $8.35 per share.

Item 7.	Purposes of the Transaction and Plans or Proposals

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), TubeMogul is not currently undertaking or engaged in any negotiations in response to the Offer that relate to, or would result in, (1) a tender offer for or other acquisition of TubeMogul’s securities by TubeMogul, any subsidiary of TubeMogul or any other person; (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving TubeMogul or any subsidiary of TubeMogul; (3) any purchase, sale or transfer of a material amount of assets of TubeMogul or any subsidiary of TubeMogul; or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of TubeMogul.

Except as indicated in this Schedule 14D-9 (including the exhibits to this Schedule 14D-9 or incorporated in this Schedule 14D-9 by reference), there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the caption “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of TubeMogul” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently withdrawn the tender, and not otherwise waived their appraisal rights) and who otherwise comply with the applicable procedures under Section 262 of the DGCL will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262 of the DGCL.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 of the DGCL as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified may result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who sell Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL, which is attached hereto as Annex B.

Under the DGCL, if the Merger is effected, holders of Shares immediately prior to the Effective Time who (1) did not tender such Shares in the Offer; (2) follow the procedures set forth in Section 262 of the DGCL; (3) continuously hold such Shares from the date on which the written demand for appraisal is made through the Effective Time; and (4) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 of the DGCL sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 of the DGCL are subject to strict compliance with the procedures set forth in Section 262 of the DGCL. If a stockholder fails to timely and properly comply with the requirements of Section 262 of the DGCL, any appraisal rights may be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262 of the DGCL, the stockholder must satisfy each of the following conditions:

•	The stockholder must deliver to TubeMogul (at the address set forth below) a written demand for appraisal of his, her or its Shares by the later of: (1) the consummation of the Offer, which is the date on which Purchaser irrevocably accepts for purchase the Shares tendered pursuant to the Offer, and which we anticipate will be one minute past 11:59 p.m., Eastern time on December 16, 2016, the date that is 20 business days (for this purpose calculated in accordance with Rules 14d-1(g)(3) and 14d-2 promulgated under the Exchange Act) following the commencement of the Offer, unless Purchaser extends the Offer pursuant to the terms of the Merger Agreement; and (2) 20 days after the mailing of this Schedule 14D-9 (which date of mailing was November 18, 2016). The demand must reasonably inform TubeMogul of the identity of the stockholder and that the stockholder is demanding appraisal;

•	The stockholder must not tender his, her or its Shares in the Offer (or otherwise waive appraisal rights); and

•	The stockholder must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights a stockholder has with respect to such Shares will be lost if such Shares are transferred prior to the Effective Time.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, the Surviving Corporation will deliver an additional notice of the effective date of the Merger on or within 10 days after the Effective Time to those stockholders of TubeMogul who made a written demand for appraisal in accordance with Section 262 of the DGCL, as required by Section 262(d)(2) of the DGCL. Only stockholders who have submitted a written demand for appraisal in accordance with Section 262 and are entitled to appraisal rights will be entitled to receive such notice of the effective date of the Merger.

All written demands for appraisal should be addressed to:

TubeMogul, Inc.

1250 53rd Street, Suite 2

Emeryville, California 94608

(510) 653-0126

Attention: General Counsel

The written demand for appraisal must be executed by or for the record holder of Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. An authorized agent, including one of two or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record holder(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record holder(s).

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial owner of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record holder.

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, may commence an appraisal proceeding by filing a petition in the Delaware Court of Chancery demanding a determination of the fair value of the Shares held by all holders who did not tender such Shares in the Offer and properly demanded appraisal of such Shares in accordance with Section 262 of the DGCL. If no such petition is filed within that 120-day period, then appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Surviving Corporation is under no obligation to, and has no present intention to file a petition and holders should not assume that the Surviving Corporation will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements of Section 262 of the DGCL will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later.

Notwithstanding the requirement that a demand for appraisal must be made by or on behalf of the record holder of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in the preceding paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days after such service to file with the office of the Register in Chancery in which the petition was duly filed (the “Delaware Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached by the Surviving Corporation. Upon the filing of any such petition, the Delaware Court of Chancery may order that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List at the addresses stated therein. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined by the Delaware Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Delaware Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares to submit their stock certificates to the Delaware Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, pending resolution of the appraisal proceedings. The Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of Shares entitled to appraisal exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each holder of Shares entitled to appraisal an amount in cash, in which case interest shall accrue thereafter only upon the sum of (a) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Delaware Court of Chancery and (b) interest theretofore accrued, unless paid at that time. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, and except as provided in the preceding sentence, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment.

In determining fair value, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger[.]” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although TubeMogul believes that the Offer Price (which is equivalent to the Merger Consideration) is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery. Neither Adobe nor TubeMogul anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and Adobe and TubeMogul reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and, if such Shares are represented by certificates and if so required, who has submitted such stockholder’s certificates of stock to the Delaware Register in Chancery, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights. The Delaware Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated stock, forthwith, and in the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificate(s) representing such stock. The Delaware Court of Chancery’s decree may be enforced as other decrees in such Court may be enforced.

The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Delaware Court of Chancery and taxed upon the parties as the Delaware Court of Chancery deems equitable. Upon application of a stockholder, the Delaware Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata to the value of all the Shares entitled to appraisal. In the absence of an order, each party bears its own expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote such Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date or time prior to the Effective Time.

At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party will have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered in the Merger. After this period, the stockholder may withdraw such stockholder’s demand for appraisal only with the consent of the Surviving Corporation. If no petition for appraisal is filed with the Delaware Court of Chancery within 120 days after the Effective Time, stockholders’ rights to appraisal shall cease, and all holders of Shares will be entitled to receive the Merger Consideration. Inasmuch as TubeMogul has no obligation to file such a petition and has no present intention to do so, any holder of Shares who desires such a petition to be filed is advised to file it on a timely basis. Any stockholder may withdraw such stockholder’s demand for appraisal by delivering to TubeMogul a written withdrawal of its demand for appraisal and acceptance of the Merger Consideration, except that (1) any such attempt to withdraw made more than 60 days after the Effective Time will require written approval of the Surviving Corporation; and (2) no appraisal proceeding in the Delaware Court of Chancery shall be dismissed as to any stockholder without the approval of the Delaware Court of Chancery, and such approval may be conditioned upon such terms as the Delaware Court of Chancery deems just. However, notwithstanding the foregoing, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party may withdraw such stockholder’s demand for appraisal and accept the terms offered upon the Merger within 60 days after the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, the stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration therefor.

The foregoing summary of the rights of TubeMogul’s stockholders to seek appraisal rights under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of TubeMogul desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statute

As a Delaware corporation, TubeMogul is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 restricts an “interested stockholder” (including a person who has the right to acquire 15% or more of a corporation’s outstanding voting stock) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (1) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination; (2) upon consummation of the transaction which resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder), the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares); or (3) at or following the transaction in which such person became an interested stockholder, the business combination is (a) approved by the board of directors of the corporation; and (b) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder. The TubeMogul Board has approved the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement and the Tender and Support Agreements) and the other transactions contemplated thereby for purposes of Section 203, and TubeMogul believes that such acts and transactions are not subject to the restrictions of Section 203. Further, the TubeMogul Board has exempted TubeMogul from any other “fair price,” “control share acquisition,” “business combination” or other similar anti-takeover statute or regulation that may be applicable to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement and the Tender and Support Agreements) and the other transactions contemplated thereby.

TubeMogul is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any state takeover laws or regulations other than as described above. If any “control share acquisition,” “fair price,” “moratorium” or other anti-takeover applicable law becomes or is deemed to be applicable to TubeMogul, Purchaser, Adobe, the Offer, the Merger, or related documents (including, without limitation, the Merger Agreement and the Tender and Support Agreements) and the other transactions contemplated thereby, then each of TubeMogul, Purchaser and Adobe, and their respective board of directors will grant such approvals and take such actions as are necessary so that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated by the Merger Agreement and otherwise act to render such anti-takeover applicable law inapplicable. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Adobe might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Adobe might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In such case, Adobe may not be obligated to accept for payment or pay for any tendered Shares.

In connection with its approval of the Merger Agreement, the Offer and the Merger, the TubeMogul Board adopted a resolution approving the Merger Agreement and the transactions contemplated thereby, including the Offer, the Merger and any related documents (including, without limitation, the Tender and Support Agreements) for purposes of Section 203, but only insofar as each of the Offer and the Merger are consummated in accordance with the terms of the Merger Agreement and the related agreements (including, without limitation, the Tender and Support Agreements).

Regulatory Approvals

U.S. Antitrust Laws

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (“HSR Act”), and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (“FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the FTC and the Antitrust Division of the Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. Adobe and TubeMogul filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on November 17, 2016.

Under the HSR Act, Purchaser’s purchase of the Shares pursuant to the Offer is subject to an initial waiting period that will expire at 11:59 pm, Eastern Time, on the date that is fifteen days after the date that the Premerger Notification and Report Forms are filed with the FTC and the Antitrust Division. However, the initial waiting period may be terminated prior to such date and time by the FTC, or Purchaser and TubeMogul may receive a request (a “Second Request”) for additional information or documentary material from either the FTC or the Antitrust Division prior to such expiration. If the FTC or the Antitrust Division issues a Second Request, the waiting period with respect to the Offer will be extended for an additional period of 10 calendar days, which will begin on the date on which Purchaser have substantially complied with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to TubeMogul or by TubeMogul supplying the requested information, TubeMogul is obliged to respond to the request within a reasonable time. If the 10-day waiting period expires on a Saturday, Sunday or federal holiday, then such waiting period will be extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the waiting period may be extended only by court order or with our consent. The FTC or the Antitrust Division may terminate the additional 10-day waiting period before its expiration.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the antitrust laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Adobe) to divest the Shares, or (iv) to require us or TubeMogul to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the antitrust laws under certain circumstances. At any time before or after the consummation of the Merger, notwithstanding the early termination of the applicable waiting period under the HSR Act, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages.

Based upon an examination of publicly available information and other information relating to the businesses in which TubeMogul is engaged, Adobe and TubeMogul believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable antitrust laws. Nevertheless, neither Adobe nor TubeMogul can be certain that a challenge to the Offer or the Merger on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Stockholder Approval of the Merger Not Required

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, no stockholder vote or consent will be necessary to effect the Merger. Section 251(h) of the DGCL provides that, subject to certain statutory provisions, if, following consummation of a tender offer for any and all shares of the stock of a public corporation (other than stock owned by the acquirer, the target corporation or any of their respective wholly-owned subsidiaries), the acquirer holds at least the percentage of stock, and of each class or series thereof, of the target corporation that, absent Section 251(h) of the DGCL, would be required to adopt a merger agreement, and stock that was the subject of the tender offer but not tendered into the tender offer is converted into the same consideration for their stock in the merger as was payable in the tender offer, then the acquirer can effect a merger without the vote of the stockholders of the target corporation. Under the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of TubeMogul’s stockholders, in accordance with Section 251(h) of the DGCL.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of TubeMogul, please see TubeMogul’s Annual Report on Form 10-K for the fiscal year ended December 31, 2015, and TubeMogul’s Quarterly Reports on Form 10-Q for the three months ended March 31, 2016, June 30, 2016, and September 30, 2016.

Forward-Looking Statements

This Schedule 14D-9 and the materials incorporated by reference herein contain forward-looking statements in addition to historical and other information. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. These statements involve risks and uncertainties that could cause our actual results to differ materially from those expressed or implied in forward-looking statements, including, but not limited to: (i) uncertainties as to the timing of the proposed transaction; (ii) the risk that the proposed transaction may not be completed in a timely manner or at all; (iii) uncertainties as to the percentage of TubeMogul’s stockholders that will support the proposed transaction and tender their shares in the offer; (iv) the possibility that competing offers or acquisition proposals for TubeMogul will be made; (v) the possibility that any or all of the various conditions to the consummation of the proposed transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals); (vi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances which would require TubeMogul to pay a termination fee or other expenses; (vii) risks regarding the failure to obtain the necessary financing to complete the proposed transaction; (viii) risks related to the debt financing arrangements entered into in connection with the proposed transaction; (ix) the effect of the announcement or pendency of the proposed transaction on TubeMogul’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, resellers, channel partners, suppliers and others with whom it does business, or its operating results and business generally; (x) risks related to diverting management’s attention from TubeMogul’s ongoing business operations; (xi) the risk that unexpected costs will be incurred in connection with the proposed transaction; (xii) changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; (xiii) the risk that stockholder litigation in connection with the proposed transaction may result in significant costs of defense, indemnification and liability and (xiv) other factors as set forth from time to time in TubeMogul’s filings with the SEC, which are available on our investor relations Web site (http://ir.TubeMogul.com/) and on the SEC’s Web site (www.sec.gov). All information provided in this Schedule 14D-9 is as of the date hereof, and stockholders of TubeMogul are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. TubeMogul does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after this communication, or to reflect the occurrence of unanticipated events, except as required by applicable law.

Item 9.	Exhibits

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase, dated November 18, 2016 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed with the Securities Exchange Commission (the “SEC”) by Adobe Systems Incorporated on November 18, 2016 (the “Schedule TO”)).

(a)(1)(B)	Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, dated November 18, 2016 (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(5)(A)	Press Release issued by TubeMogul and Adobe on November 10, 2016 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by TubeMogul on November 10, 2016).

(a)(5)(B)	Company Fact Sheet issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit (a)(5)(B) to the Schedule TO).

(a)(5)(C)	FAQ issued by Adobe on November 10, 2016 (incorporated by reference to Exhibit (a)(5)(C) to the Schedule TO).

(a)(5)(D)	Website materials published by Adobe on November 10, 2016 (incorporated by reference to Exhibit (a)(5)(D) to the Schedule TO).

(a)(5)(E)	Email sent by Brad Rencher on November 10, 2016 (incorporated by reference to Exhibit (a)(5)(E) to the Schedule TO).

(a)(5)(F)	Email sent by Matt Thompson on November 10, 2016 (incorporated by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(5)(G)	Email sent by Maria Poveromo on November 10, 2016 (incorporated by reference to Exhibit (a)(5)(G) to the Schedule TO).

(a)(5)(H)	Materials posted to social media by Adobe on November 10, 2016 (incorporated by reference to Exhibit (a)(5)(H) to the Schedule TO).

(a)(5)(I)	Form of Press email sent by Adobe Public Relations (incorporated by reference to Exhibit (a)(5)(I) to the Schedule TO).

(a)(5)(J)	Email to employees sent by Brett Wilson on November 10, 2016 (incorporated by reference to Exhibit 99.1 to the Schedule 14D-9 filed with the SEC by TubeMogul on November 10, 2016).

(a)(5)(K)	Tweet by Brett Wilson on November 10, 2016 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9 filed with the SEC by TubeMogul on November 10, 2016).

(a)(5)(L)	Email to customers and partners sent by Brett Wilson on November 10, 2016 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9 filed with the SEC by TubeMogul on November 10, 2016).

(a)(5)(M)	Opinion of Morgan Stanley & Co. LLC, dated as of November 9, 2016 (included as Annex A to this Schedule 14D-9).

(a)(5)(N)	TubeMogul Employee Frequently Asked Questions.

(e)(1)	Agreement and Plan of Merger, among TubeMogul, Purchaser and Adobe, dated as of November 10, 2016 (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed with the SEC by TubeMogul on November 10, 2016).

(e)(2)	Master Agreement for Disclosure of Information, effective as of October 19, 2016, between TubeMogul, Inc. and Adobe Systems Incorporated.

(e)(3)	Exclusivity Agreement, effective as of November 4, 2016, between TubeMogul, Inc. and Adobe Systems Incorporated.

(e)(4)	Form of Tender and Support Agreement by and among Adobe, Purchaser and certain stockholders of TubeMogul (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(5)	Amended and Restated Certificate of Incorporation of TubeMogul, Inc. (incorporated by reference to Exhibit 3.1 to the Quarterly Report on Form 10-Q filed with the SEC by TubeMogul, Inc. on August 27, 2014).

(e)(6)	Amended and Restated Bylaws of TubeMogul, Inc. (incorporated by reference to Exhibit 3.5 to the Current Report on Form 8-K filed with the SEC by TubeMogul, Inc. on May 1, 2014).

(e)(7)	Amendment to Bylaws of TubeMogul, Inc. (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K filed with the SEC by TubeMogul, Inc. on November 10, 2016)

(e)(8)	2007 Equity Compensation Plan, as amended, and forms of agreement thereunder (incorporated by reference to Exhibit 10.2 to the Registration Statement on Form S-1/A filed with the SEC by TubeMogul, Inc. on March 26, 2014).

(e)(9)	2014 Equity Incentive Plan, and forms of agreement thereunder (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the SEC by TubeMogul, Inc. on July 7, 2014).

(e)(10)	2014 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.3 to the Registration Statement on Form S-1/A filed with the SEC by TubeMogul, Inc. on July 7, 2014).

(e)(11)	Employment Offer Letter between TubeMogul, Inc. and Brett Wilson (incorporated by reference to Exhibit 10.5 to the Registration Statement on FormS-1 filed with the SEC by TubeMogul, Inc. on March 26, 2014).

(e)(12)	Employee Offer Letter between TubeMogul, Inc. and Robert Gatto (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by TubeMogul, Inc. on April 5, 2016).

(e)(13)	Amendment to Employment Offer Letter between TubeMogul, Inc. and Robert Gatto (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 8-Q filed with the SEC by TubeMogul, Inc. on May 10, 2016)

(e)(14)	Employment Offer Letter between TubeMogul, Inc. and Chip Scovic (incorporated by reference to Exhibit 10.7 to the Registration Statement on Form S-1 filed with the SEC by TubeMogul, Inc. on March 26, 2014).

(e)(15)	Employment Offer Letter between TubeMogul, Inc. and Ron Will (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed with the SEC by TubeMogul, Inc. on May 9, 2016).

(e)(16)	Employment Offer Letter between TubeMogul, Inc. and Keith Eadie (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed with the SEC by TubeMogul, Inc. on May 15, 2015).

(e)(17)	Employment Offer Letter between TubeMogul, Inc. and Paul Joachim (incorporated by reference to Exhibit 10.7 to the Annual Report on Form 10-K filed with the SEC by TubeMogul, Inc. on March 31, 2015).

(e)(18)	Employment Offer Letter between TubeMogul, Inc. and Eric Deeds, dated March 13, 2014.

(e)(19)	Form of Indemnification Agreement between TubeMogul, Inc. and each of its directors and executive officers (incorporated by reference to Exhibit 10.5 to the Registration Statement on Form S-1 filed with the SEC by TubeMogul, Inc. on March 26, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

TUBEMOGUL, INC.

By:	/s/ Brett Wilson
Name: Brett Wilson
Title: Chief Executive Officer
Date: November 18, 2016

ANNEX A

2725 Sand Hill Road

Suite 200

Menlo Park, CA 94025

November 9, 2016

Board of Directors

TubeMogul, Inc.

1250 53rd Street, Suite 2

Emeryville, California 94608

Members of the Board:

We understand that TubeMogul, Inc. (“TubeMogul” or the “Company”), Adobe Systems Incorporated (the “Buyer”) and Tiger Acquisition Corporation, a wholly owned subsidiary of the Buyer (“Acquisition Sub”), propose to enter into an Agreement and Plan of Merger, substantially in the form of the draft dated November 9, 2016 (the “Merger Agreement”), which provides, among other things, for (i) the commencement by Acquisition Sub of a tender offer (the “Tender Offer”) for all outstanding shares of common stock, par value $0.001 per share, of the Company (the “Company Common Stock”) for $14.00 per share in cash (the “Consideration”) and (ii) the subsequent merger (the “Merger”) of Acquisition Sub with and into the Company. Pursuant to the Merger, the Company will become a wholly owned subsidiary of the Buyer, and each outstanding share of Company Common Stock, other than shares (i) held by the Company as treasury stock, (ii) owned by the Buyer or Acquisition Sub, (iii) owned by any wholly owned subsidiary of the Buyer or the Company or (iv) held by holders of shares of Company Common Stock who are entitled to demand and properly demand appraisal of such shares pursuant to, and who comply in all respects with, Section 262 of the General Corporation Law of the State of Delaware (the “DGCL”) and, as of the effective time of the Merger, who have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such shares (clauses (i), (ii), (iii) and (iv), collectively, the “Excluded Shares”), will be converted into the right to receive the Consideration. The terms and conditions of the Tender Offer and the Merger are more fully set forth in the Merger Agreement.

You have asked for our opinion as to whether the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

For purposes of the opinion set forth herein, we have:

1)	Reviewed certain publicly available financial statements and other business and financial information of the Company;

2)	Reviewed certain internal financial statements and other financial and operating data concerning the Company;

3)	Reviewed certain financial projections prepared by the management of the Company;

4)	Discussed the past and current operations and financial condition and the prospects of the Company with senior executives of the Company;

5)	Reviewed the reported prices and trading activity for the Company Common Stock;

6)	Compared the financial performance of the Company and the prices and trading activity of the Company Common Stock with that of certain other publicly-traded companies comparable with the Company, and their securities;

7)	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

8)	Participated in certain discussions and negotiations among representatives of the Company and the Buyer and certain affiliates of the Buyer and their financial and legal advisors;

9)	Reviewed the Merger Agreement and certain related documents; and

10)	Performed such other analyses, reviewed such other information and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by the Company, and formed a substantial basis for this opinion. With respect to the financial projections, we have assumed that they have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company of the future financial performance of the Company. In addition, we have assumed that the Tender Offer and the Merger will be consummated in accordance with the terms set forth in the Merger Agreement without any waiver, amendment or delay of any terms or conditions and that the definitive Merger Agreement will not differ in any material respect from the draft thereof furnished to us. Morgan Stanley has assumed that in connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the proposed Tender Offer and Merger, no delays, limitations, conditions or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the proposed Tender Offer and Merger. We are not legal, tax or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessment of the Company and its legal, tax or regulatory advisors with respect to legal, tax or regulatory matters. We express no opinion with respect to the fairness of the amount or nature of the compensation to any of the Company’s officers, directors or employees, or any class of such persons, relative to the Consideration to be received by the holders of shares of the Company Common Stock in the Tender Offer and Merger. We have not made any independent valuation or appraisal of the assets or liabilities of the Company, nor have we been furnished with any such valuations or appraisals. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion.

We have acted as financial advisor to the Board of Directors of the Company in connection with this transaction and will receive a fee for our services, a substantial portion of which is contingent upon the closing of the Tender Offer. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. In the two years prior to the date hereof, we have provided financial advisory and financing services for the Buyer and have received fees in connection with such services. Morgan Stanley may also seek to provide financial advisory and financing services to the Buyer in the future and would expect to receive fees for the rendering of these services.

Please note that Morgan Stanley is a global financial services firm engaged in the securities, investment management and individual wealth management businesses. Our securities business is engaged in securities underwriting, trading and brokerage activities, foreign exchange, commodities and derivatives trading, prime brokerage, as well as providing investment banking, financing and financial advisory services. Morgan Stanley, its affiliates, directors and officers may at any time invest on a principal basis or manage funds that invest, hold long or short positions, finance positions, and may trade or otherwise structure and effect transactions, for their own account or the accounts of its customers, in debt or equity securities or loans of the Buyer and its affiliates, the Company or any other company, or any currency or commodity, that may be involved in this transaction, or any related derivative instrument.

This opinion has been approved by a committee of Morgan Stanley investment banking and other professionals in accordance with our customary practice. This opinion is for the information of the Board of Directors of the

Company and may not be used for any other purpose or disclosed without our prior written consent, except that a copy of this opinion may be included in its entirety in any filing the Company is required to make with the Securities and Exchange Commission in connection with the Merger if such inclusion is required by applicable law. In addition, Morgan Stanley expresses no opinion or recommendation as to how the stockholders of the Company should vote at the stockholders’ meeting that may be held in connection with the Merger or whether the stockholder should take any action in connection with the Merger. Our opinion does not address the relative merits of the Merger as compared to any other alternative business transaction, or other alternatives, or whether or not such alternatives could be achieved or are available.

Based on and subject to the foregoing, we are of the opinion on the date hereof that the Consideration to be received by the holders of shares of the Company Common Stock (other than the Excluded Shares) pursuant to the Merger Agreement is fair from a financial point of view to such holders of shares of the Company Common Stock.

Very truly yours,

MORGAN STANLEY & CO. LLC

By:
Owen M. O’Keeffe
Managing Director

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation”, and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation”.

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e) and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.

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